The information in this preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities or a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED AUGUST 18, 2009

PROSPECTUS SUPPLEMENT (To prospectus dated August 17, 2009)	Filed Pursuant to Rule 424(b)(3) Registration Filed No. 333–161404

Watson Pharmaceuticals, Inc.

$     % Notes due 2014
$     % Notes due 2019

The     % notes due 2014, which we refer to as the 2014 notes, will mature on          , 2014, and the     % notes due 2019, which we refer to as the 2019 notes, will mature on          , 2019. We refer to the 2014 notes and the 2019 notes, collectively, as the notes. We will pay interest on the notes on           and           of each year, beginning          , 2010. We may redeem the notes of each series, as a whole at any time or in part from time to time, at the redemption prices described under the caption “Description of Notes — Optional Redemption.” If we experience a change of control triggering event and have not otherwise elected to redeem the notes, we will be required to offer to purchase the notes from holders as described under the caption “Description of Notes — Repurchase Upon a Change of Control.”

The notes will be our unsecured and unsubordinated obligations and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness and to all liabilities of our subsidiaries. We do not intend to list the notes on any national securities exchange.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-12 of this prospectus supplement.

Per 2014		Per 2019
Note	Total	Note	Total

Public offering price(1)%	$	%	$
Underwriting discount %	$	%	$
Proceeds before expenses, to us(1)%	$	%	$

(1)	Plus accrued interest, if any, from , 2009, if settlement occurs after that date.

None of the Securities and Exchange Commission, any state securities commission or other regulatory authority has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about          , 2009.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays Capital	Wells Fargo Securities

The date of this prospectus supplement is          , 2009

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any term sheet we authorize that supplements this prospectus supplement. We have not, and the underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the notes. The second part is the accompanying prospectus, which provides more general information, some of which may not be applicable to the offering of the notes. This prospectus supplement and the accompanying prospectus include important information about us, the notes and other information you should review before investing in the notes. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Before investing in the notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information about us described under “Where You Can Find More Information” in the accompanying prospectus.

Unless otherwise stated or the context otherwise requires, references in this prospectus supplement and accompanying prospectus to “Watson,” “we,” “us” and “our” are to Watson Pharmaceuticals, Inc., a Nevada corporation, and its consolidated subsidiaries.

S-ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements made in this prospectus supplement, the accompany prospectus and the information incorporated herein and therein by reference may contain “forward-looking” statements. We have based our forward-looking statements on management’s beliefs and assumptions based on information available to our management at the time these statements are made. Such forward-looking statements reflect our current perspective of our business, future performance, existing trends and information as of the date of this filing. These include, but are not limited to, the completion of, and the expected benefits from, our acquisition of the Arrow Group (described herein), our beliefs about future revenue and expense levels and growth rates, prospects related to our strategic initiatives and business strategies, including the integration of, and synergies associated with, strategic acquisitions (including the proposed acquisition of the Arrow Group), express or implied assumptions about government regulatory action or inaction, anticipated product approvals and launches, business initiatives and product development activities, assessments related to clinical trial results, product performance and competitive environment, and anticipated financial performance. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue,” or “pursue,” or the negative or other variations thereof or comparable terminology, are intended to identify forward-looking statements. The statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We caution the reader that these statements are based on certain assumptions, risks and uncertainties, many of which are beyond our control. In addition, certain important factors may affect our actual operating results and could cause such results to differ materially from those expressed or implied by forward-looking statements. We believe the risks and uncertainties discussed under the section entitled “Risks Related to Our Business,” and other risks and uncertainties detailed herein and from time to time in our filings with the Securities and Exchange Commission, may cause our actual results to vary materially than those anticipated in any forward-looking statement.

For a more detailed discussion of these and other risk factors, see Part I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as well as in Part II, Item IA. “Risk Factors” and Part I, Item 2. “Management Discussion of Financial Condition and Results of Operation” in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009. The forward-looking statements included in this prospectus supplement and the accompanying prospectus and the documents that we incorporate by reference herein and therein are made only as of their respective dates, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should carefully read the entire offering prospectus supplement and accompanying prospectus, including the section entitled “Risk Factors,” and the documents incorporated by reference herein, including our consolidated financial statements and accompanying notes, before making an investment decision.

Watson Pharmaceuticals, Inc.

Watson is a leading specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic (off-patent) and brand pharmaceutical products. Historically, our operations have been based predominantly in the United States and India, with our key commercial market being the United States. As of June 30, 2009, we marketed approximately 150 generic pharmaceutical product families and 27 brand pharmaceutical product families through our Generic and Brand Divisions, respectively, and distributed approximately 8,000 stock keeping units (“SKUs”) of such products and products of third parties through our Distribution Division.

Prescription pharmaceutical products in the United States generally are marketed as either generic or brand pharmaceuticals. Generic pharmaceutical products are bioequivalents of their respective brand products and provide a cost-efficient alternative to brand products. Brand pharmaceutical products are marketed under brand names through programs that are designed to generate physician and consumer loyalty. Through our Distribution Division, we distribute pharmaceutical products, primarily generics, which have been commercialized by us and others, to independent and chain pharmacies and physicians’ offices. As a result of the differences between the types of products we market and/or distribute and the methods through which we distribute products, we operate and manage our business as three operating segments: Generic, Brand and Distribution.

Business Segments

Generic Segment.  Watson is a leader in the development, manufacturing and sale of generic pharmaceutical products. Our portfolio of generic products includes products we have developed internally, products we have licensed from third parties and products we distribute for third parties. Net revenues in our Generic segment accounted for $1.47 billion, or approximately 58% of our total net revenues, in 2008 and $0.8 billion, or approximately 60% of our total net revenues, in the six months ended June 30, 2009.

We predominantly market our generic products to various drug wholesalers, mail order, government and national retail drug and food store chains utilizing approximately 27 sales and marketing professionals at December 31, 2008. We sell our generic prescription products primarily under the “Watson Laboratories” and “Watson Pharma” labels, with the exception of our over-the-counter generic products which we sell under our Rugby® label or under private label.

Brand Segment.  Newly developed pharmaceutical products normally are patented and, as a result, are generally offered by a single provider when first introduced to the market. We currently market a number of branded products to physicians, hospitals, and other markets that we serve. We classify these patented and off-patent trademarked products as our brand pharmaceutical products. Net revenues in our Brand segment accounted for $455.0 million, or approximately 18% of our total net revenues, in 2008 and $227.3 million, or approximately 17% of our total net revenues, for the six months ended June 30, 2009. Typically, our brand products realize higher profit margins than our generic products.

We market our brand products through approximately 380 sales professionals within our specialized sales and marketing groups at December 31, 2008. Each of our sales and marketing groups focuses on physicians who specialize in the diagnosis and treatment of particular medical conditions and each group offers products to satisfy the unique needs of these physicians. We believe this focused sales and marketing approach enables us to foster close professional relationships with specialty physicians, as well as cover the primary care physicians who also prescribe in selected therapeutic areas. We generally sell our brand products under the “Watson Pharma” and the “Oclassen® Dermatologics” labels.

Our sales and marketing groups have targeted selected specialty therapeutic areas predominately because of their potential growth opportunities and the size of the physician audience. We believe that the nature of these markets and the identifiable base of physician prescribers provide us with opportunities to achieve significant market penetration through our specialized sales forces. We intend to continue to expand our brand product portfolio through internal product development, strategic alliances and acquisitions.

Distribution Segment.  Our Distribution business primarily distributes generic and selected brand pharmaceutical products to independent pharmacies, alternate care providers (hospitals, nursing homes and mail order pharmacies), pharmacy chains and physicians’ offices. Additionally, we sell to members of buying groups, which are independent pharmacies that band together to enhance their buying power. While we purchase most of the approximate 8,000 SKUs in our Distribution operations from third party manufacturers, we also utilize these operations for the sale and marketing of our own products, and our collaborative partners’ products.

Revenue growth in our Distribution operations will primarily be dependent on the launch of new products, offset by the overall level of net price and unit declines on existing distributed products and will be subject to changes in market share. Net revenues in our Distribution segment accounted for $606.2 million, or approximately 24% of our total net revenues, in 2008 and $315.0 million, or approximately 23% of our total net revenues, for the six months ended June 30, 2009.

In our Distribution operations, we presently distribute products from our facilities in Weston, Florida and Groveport, Ohio. For the year ended December 31, 2008, approximately 60% of our Distribution sales were shipped from our Groveport, Ohio facility and 40% from our Weston, Florida facility, though these percentages can vary. While our Weston, Florida facility is operating at 80% capacity, our 355,000 square foot Groveport, Ohio distribution center currently operates at approximately 30% capacity, and provides us with additional distribution capacity for the foreseeable future.

Corporate Collaborations

Through collaborative agreements and strategic alliances, we develop and manufacture products that are marketed by other pharmaceutical companies, including products that utilize our patented technologies and formulation capabilities. We also enter into agreements where we provide co-promotion assistance for products of other companies and provide research, development and manufacturing services.

Acquisition of the Arrow Group

On June 16, 2009, we entered into a definitive stock purchase agreement (the “Purchase Agreement”) to acquire (the “Acquisition”) Robin Hood Holdings Limited, a limited liability company organized under the laws of Malta, that owns a group of privately-held generic pharmaceutical companies, referred to as the Arrow Group (collectively, either “Robin Hood” or the “Arrow Group”). The purchase price consists of $1.05 billion in cash, the Equity Consideration (as defined below) and certain contingent payments. For more information on the terms of the Purchase Agreement, see “— Purchase Agreement.”

We believe that the combination of Watson and the Arrow Group will result in a global pharmaceutical company with over $3.0 billion in combined annual revenue, commercial operations in over 20 countries and a robust product portfolio and pipeline. After giving effect to the Acquisition and the related financing transactions, including this offering, as if these transactions occurred on January 1, 2008, our pro forma net income and pro forma EBITDA would have been $269.4 million and $712.3 million, respectively and $85.5 million and $310.3 million, respectively, for the year ended December 31, 2008 and for the six-month period ended June 30, 2009, respectively.

We believe that the key benefits of our pending acquisition of Arrow Group would be:

•	Expansion of Commercial Footprint. We currently derive almost all of our revenue from sales in the United States. We believe that the Arrow Group’s commercial footprint in many developed and emerging countries will provide us with the opportunity to introduce certain of our generic and brand products into these markets and to expand our revenue base. In addition, the Arrow Group’s manufacturing network will provide us with the opportunity to expand our global supply chain. Moreover, the Arrow Group’s portfolio of product registrations in regions where the Arrow Group does not yet have a commercial presence will give us an opportunity to expand our sales and marketing operations into these markets.

•	Extensive Product Portfolio and Pipeline. The Arrow Group has launched a portfolio of more than 100 generic products, including more than 50 products it has developed internally. In addition, the Arrow Group has a significant product pipeline, consisting of approximately 40 new generic products that it expects to launch over the next three years across multiple markets, including the United States. Among these anticipated product launches is the launch of the authorized generic version of Lipitor® (atorvastatin) in November 2011, the benefits of which will be shared by us with selling shareholders of Robin Hood, as described in “— The Purchase Agreement” below.

•	Provides Foundation for Generic Biologics. The Arrow Group owns approximately 36% of Eden Biodesign, a biopharmaceutical company that provides development and manufacturing services to early stage biotechnology companies. We believe that Eden Biodesign could provide the operational expertise and manufacturing capability to support our long term investment in generic biologics.

Founded in 2000, the Arrow Group has approximately 1,000 employees worldwide, including more than 250 in research and development.

The Purchase Agreement

The Purchase Agreement was entered into among Watson, Robin Hood, the shareholders of Robin Hood (the “Sellers”) and Anthony Selwyn Tabatznik, solely in his capacity as the Sellers’ representative. Pursuant to the Purchase Agreement, a wholly-owned subsidiary of Watson will acquire Robin Hood from the Sellers in exchange for (a) an aggregate cash payment of $1.05 billion, (b) 16,943,409 restricted shares of our common stock, (c) $200 million aggregate liquidation preference of newly-designated non-voting Series A preferred stock of Watson (the “Preferred Stock” and together with the common stock we will issue to the Sellers in the Acquisition, the “Equity Consideration”) and (d) certain payments based on post-closing sales of certain products of the Arrow Group.

The Purchase Agreement includes customary representations, warranties and covenants from Watson, Robin Hood and the Sellers. The representations made by Robin Hood and the Sellers generally survive for 18 months following the closing of the Acquisition and the Sellers have agreed to indemnify Watson against losses relating to breaches of Robin Hood’s or the Sellers’ representations and warranties, subject to certain limitations. Our claims for indemnification will generally be limited to recovery of the Preferred Stock, which will be held in an escrow account for three years after the closing of the Acquisition. We have agreed to appoint Mr. Tabatznik, the Chief Executive Officer of Robin Hood, to our board of directors to serve as a Class I director until our annual meeting in 2011. If the Purchase Agreement is terminated in certain circumstances relating to failure to obtain clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), as amended, we must reimburse Robin Hood and the Sellers for up to $7.0 million of their transaction expenses.

One of the conditions of the closing of the Acquisition is that Mr. Tabatznik and four other key employees of the Arrow Group enter into a non-compete and non-solicitation agreement with us whereby they will agree, for a period of either two or three years after the closing of the Acquisition, to not engage in certain businesses that develop, market, distribute or manufacture certain generic pharmaceutical products in the United States, France, Canada, the United Kingdom, Malta, Germany, New Zealand, Australia or Brazil, and not to solicit certain employees, customers or suppliers of the Arrow Group.

The common stock to be issued by us to the Sellers will be subject to restrictions on transfers for six months, and for certain Sellers, the restriction period will be 12 months, subject to limited exceptions. Certain Sellers have agreed to enter into a shareholders agreement that will provide such Sellers with certain registration rights with respect to the common stock received in the Acquisition and will require such Sellers to vote such shares of common stock in certain circumstances in accordance with the recommendation of our board of directors or in proportion to the votes cast by other shareholders. These voting arrangements will remain in place until the subject Sellers collectively own less than 4% (or less than 5% for certain transferees of the subject Sellers) of our outstanding common stock. The Preferred Stock will be a zero-coupon, non-voting security and will have an aggregate liquidation preference of $200.0 million and will be mandatorily redeemable by us three years after issuance for cash at the amount of the liquidation preference.

The Sellers will also receive additional contingent payments from us based on sales of the authorized generic version of Lipitor® (atorvastatin) until May 2013. We estimate the fair value of the contingent payments to be paid to the Sellers to be approximately $100.0 million.

In connection with the Acquisition, we expect that Robin Hood, or an affiliate of Robin Hood, will obtain a loan from a financial institution prior to the closing in the amount of $151.4 million, with a maturity date not to exceed two years following the execution of the loan (the “Robin Hood Loan”). The proceeds of the Robin Hood Loan will be used to repay outstanding indebtedness of Robin Hood, pay dividends to, or repurchase shares of Robin Hood from the Sellers or pay any related expenses. The Robin Hood Loan will be repaid after the closing of the Acquisition using the net proceeds received by the Arrow Group under two license and development agreements with Sepracor Inc. Pursuant to a guarantee arrangement, if Sepracor fails to make a payment under these license and development agreements, one or more of the Sellers or their affiliates will repay the corresponding amount of the Robin Hood Loan on Robin Hood’s or its affiliate’s behalf or reimburse Robin Hood or its affiliate for the amount of such payment. This indebtedness will be indebtedness of Watson following the closing.

The Acquisition is expected to close in the second half of 2009 and is subject to customary closing conditions, including obtaining HSR Act clearance. We received a second request for additional information from the Federal Trade Commission under the HSR Act on August 6, 2009. This offering is not conditioned on the completion of the Acquisition. If the Acquisition is not consummated, the notes offered hereby will remain outstanding.

The foregoing summary of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which is included in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2009. See “Incorporation of Certain Documents by Reference.”

Financing for the Acquisition and Debt Retirement

The purchase price for the Arrow Group includes $1.05 billion in cash consideration. We intend to fund the cash consideration portion of the Acquisition with a portion of the net proceeds of this offering, cash on hand and borrowings under our revolving credit facility of our senior credit agreement.

We also intend to use a portion of the net proceeds of this offering to redeem the $575.0 million aggregate principal amount outstanding of our contingent senior debentures due 2023 (the “CODES”), repay $100.0 million of term loan borrowings under our senior credit agreement and pay related fees and expenses.

We refer to this offering, the redemption of the CODES, the repayment of term loan borrowings under our credit agreement, the Acquisition and the application of the net proceeds of this offering and the borrowings under the revolving credit facility of our senior credit agreement in connection therewith as the “Transactions.” For more information on the estimated sources and uses of funds in connection with the Transactions, see “Use of Proceeds.”

Recent Developments

Amendment to Senior Credit Agreement.  On July 1, 2009, we entered into an amendment to our senior credit agreement. The amendment provides for, among other things, the following:

•	an increase in our ability to incur general unsecured indebtedness from $100.0 million to $500.0 million;

•	the exclusion from the restrictions on “Indebtedness” for a principal amount of up to $151.4 million of certain acquired indebtedness expected to be assumed in connection with Acquisition and certain post-closing payment obligations expected to be incurred by us in connection with the Acquisition;

•	certain modifications and clarifications with respect to the permissibility and terms of refinancing indebtedness with respect to the CODES; and

•	the repayment by us of $100.0 million of outstanding borrowings under the term loan.

Corporate Information

We were incorporated in Nevada in January 1985. Our principal executive offices are located at 311 Bonnie Circle, Corona, California, 92880 and our telephone number is (951) 493-5300. Our Internet website address is www.watson.com. We do not intend this website address to be an active link or to otherwise incorporate by reference the contents of the website into this prospectus supplement or the accompanying prospectus.

The Offering

The summary below describes the principal terms of the notes. It does not contain all the information that may be important to you. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the “Description of Notes” section of this prospectus supplement for a more detailed description of the notes offered hereby.

Issuer	Watson Pharmaceuticals, Inc.

Securities Offered	$ aggregate principal amount of % notes due 2014

$ aggregate principal amount of % notes due 2019

This offering is not conditioned on the completion of the Acquisition and is not subject to a mandatory redemption if the Acquisition is not consummated. If the Acquisition is not consummated, the notes offered hereby will remain outstanding.

Maturity Date	For the 2014 notes: , 2014.

For the 2019 notes: , 2019.

Interest Payment Dates	and of each year, commencing , 2010.

Optional Redemption	We may redeem the 2014 notes and the 2019 notes, in each case, in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus basis points, in the case of the 2014 notes, and basis points, in the case of the 2019 notes, plus, in each case, accrued and unpaid interest to the date of redemption, if any. See “Description of Notes — Optional Redemption.”

Repurchase Upon Change of Control	Upon the occurrence of a change of control of us and in a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service Inc. and Standard & Poor’s Ratings Services, we will, in certain circumstances, be required to make an offer to purchase each of the 2014 notes and the 2019 notes at a price equal to 101% of the principal amount of the 2014 notes and 2019 notes to be repurchased, respectively, plus any accrued and unpaid interest to the date of repurchase, if any. See “Description of Notes — Repurchase Upon a Change of Control.”

Ranking	The notes will be:

• general unsecured obligations of ours;

• effectively subordinated in right of payment to any secured indebtedness of ours, to the extent of the assets securing such indebtedness, and to all existing and any future liabilities of our subsidiaries;

• equal in right of payment with all existing and any future unsecured, unsubordinated indebtedness of ours; and

• senior in right of payment to all existing and any future subordinated indebtedness of ours.

After giving effect to the offering of the notes and the Acquisition and the application of the net proceeds of the offering as described in “Use of Proceeds,” we would have had, on a pro forma basis, approximately $1,703.0 million of consolidated indebtedness outstanding, approximately $158.0 million of which would have been secured indebtedness as of, in each case, June 30, 2009.

Substantially all of our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. Our right to receive assets of any of our subsidiaries upon a subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary’s creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. Watson’s assets generally are held by, and its operations are conducted through, its subsidiaries.

Sinking Fund	None.

Form and Denomination of Notes	The notes of each series will initially be represented by one or more global notes which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company (“DTC”). The notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Indirect holders trading their beneficial interests in the global notes through DTC must trade in DTC’s same-day funds settlement system and pay in immediately available funds. The notes may only be withdrawn from DTC in the limited situations described in “Description of Notes — Book-Entry System — Certificated Notes.”

Use of Proceeds	We estimate that the net proceeds from the sale of notes will be approximately million after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, along with borrowings under our revolving credit facility and cash on hand, to consummate the Acquisition, redeem the CODES and repay $100.0 million of term loan borrowings under our senior credit agreement. See “Use of Proceeds.”

Further Issues	We may from time to time, without the consent of the holders of the notes, create and issue additional securities having the same terms and conditions (except for the issue date, the public offering price, and if applicable, the first interest payment date) as the 2014 notes or the 2019 notes, in each case, so that such issue shall be consolidated and form a single series with the outstanding 2014 notes or 2019 notes, as the case may be.

Trustee	Wells Fargo Bank, National Association

Risk Factors	See “Risk Factors” before considering an investment in the notes.

Summary Historical Financial Information

Watson

The following summary historical consolidated financial information as of and for the years ended December 31, 2008, 2007 and 2006 is derived from our audited consolidated financial statements for such years, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The following summary historical financial consolidated condensed financial information as of and for the six months ended June 30, 2009 and 2008 is derived from our unaudited consolidated financial statements for such periods, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. These unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements, and in the opinion of management, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. The operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full year. This summary financial information is qualified by reference to, and should be read in conjunction with, our historical consolidated financial statements, including notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference herein.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(unaudited)
	(in millions, except per share and ratio data)

Statement of Operations Data
Net revenues	$1,345.2	$1,249.6	$2,535.5	$2,496.7	$1,979.2
Operating income (loss)	$173.0	$181.1	$358.1	$225.7	$(422.1)
Net income (loss)	$102.1	$110.9	$238.4	$141.0	$(445.0)
Basic earnings (loss) per share	$0.99	$1.08	$2.32	$1.38	$(4.37)
Diluted earnings (loss) per share	$0.89	$0.98	$2.09	$1.27	$(4.37)
Weighted average shares outstanding:
Basic	103.2	102.7	102.8	102.3	101.8
Diluted	118.5	117.5	117.7	117.0	101.8
Balance Sheet Data
Current assets	$1,688.5	$1,245.4	$1,458.4	$1,173.8	$1,261.7
Working capital	$497.9	$820.5	$976.4	$728.8	$571.7
Total debt	$876.4	$827.5	$877.9	$905.6	$1,231.2
Total assets	$3,850.4	$3,489.8	$3,677.9	$3,472.0	$3,760.6
Total stockholders’ equity	$2,232.1	$1,970.4	$2,108.6	$1,849.5	$1,680.4
Other Data
Ratio of earnings to fixed charges(1)	14.4	11.2	11.1	5.3	—
EBITDA(2)	$267.8	$271.9	$548.2	$513.4	$(198.9)

(1)	“Earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest expense (which includes interest on indebtedness and amortization of debt expense) and the portion of rents that we believe to be representative of the interest factor. Due to the losses incurred by us for the year ended December 31, 2006 the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $403.4 million to cover our fixed charges in the year ended December 31, 2006.

(2)	EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with generally accepted accounting principles (“GAAP”). EBITDA is not a measurement of our financial performance under GAAP and should not be considered in isolation or as an alternative to our income, cash flows or any other measure of performance or liquidity prepared in accordance with GAAP. Other companies may calculate EBITDA differently and, therefore, our EBITDA may not be comparable to similarly titled measures reported by other companies.

We consider EBITDA to be an important financial measurement for investors because it provides information related to our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and fund future growth. “EBITDA” represents net income before interest expense, provisions for income taxes and depreciation and amortization.

The following is a reconciliation of net income to EBITDA:

	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(unaudited)
	(in millions)

Net income (loss)	$102.1	$110.9	$238.4	$141.0	$(445.0)
Interest expense	9.3	13.7	28.2	44.5	22.1
Interest income	(3.3)	(4.0)	(9.0)	(8.9)	(28.4)
Provision for income taxes	68.5	66.7	119.9	83.2	34.1
Depreciation	47.3	44.2	90.0	77.2	54.6
Amortization	43.9	40.4	80.7	176.4	163.7

EBITDA	$267.8	$271.9	$548.2	$513.4	$(198.9)

The Arrow Group

The Arrow Group’s summary financial information presented below for the year ended December 31, 2008 has been reconciled by Arrow Group’s Management to U.S. GAAP based upon the audited consolidated financial statements of Robin Hood, the parent company of the Arrow Group, for such periods prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are included in Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part. The Arrow Group’s summary financial information presented below, as of and for the six months ended June 30, 2009, has been reconciled by Arrow Group’s management to U.S. GAAP based upon the unaudited consolidated financial information of Robin Hood prepared using IFRS, as of and for such period, which is not included or incorporated by reference in this prospectus supplement, or the accompanying prospectus. The reconciliations to U.S. GAAP are unaudited. Robin Hood’s unaudited consolidated financial information has been prepared on a basis consistent with its audited consolidated financial statements, and includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of its financial position and results of operations for the period.

The operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full year. This summary U.S. GAAP financial information is qualified by reference to, and should be read in conjunction with, Robin Hood’s historical consolidated financial statements, including notes thereto prepared using IFRS, which are included in Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2009	2008
	(unaudited)
	(in millions)

Statement of Operations Data (1)
Revenues	$251.2	$658.8
Result from operations	$21.8	$156.0
Profits for the period from continuing operations	$16.1	$136.2
Balance Sheet Data
Total current assets	$442.8
Total current liabilities	$161.2
Shareholder loan notes	$132.7
Equity	$255.1

(1)	In connection with the preparation of the unaudited pro forma condensed combined financial information contained in “Unaudited Pro Forma Condensed Combined Financial Information”, certain information presented in the above table has been reclassified to conform to the presentation used by Watson in its consolidated financial statements.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following tables set forth a summary of unaudited pro forma condensed combined financial information for Watson and Robin Hood as a combined company, giving effect to the Transactions, using the purchase method of accounting, as if they had occurred on the dates indicated and after giving effect to the pro forma adjustments. The unaudited pro forma condensed combined balance sheet data as of June 30, 2009 gives effect to the Transactions as if the Transactions had occurred on June 30, 2009. The unaudited pro forma condensed combined statements of operations data have been adjusted to give effect to the Transactions as if the Transactions had occurred on January 1, 2008. The summary unaudited pro forma financial information is for illustrative purposes only and does not purport to be indicative of the financial position or results of operations that would actually have been achieved had the Transactions occurred on the dates indicated or which may be achieved in the future. The unaudited pro forma condensed financial information gives effect to the consummation of the Transactions; however, the issuance of the notes offered hereby is not conditioned upon the completion of the Acquisition. Therefore, the notes offered hereby will remain outstanding whether or not we complete the Acquisition. The summary unaudited pro forma consolidated combined financial information is only a summary and should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” and the historical audited and unaudited consolidated financial statements and accompanying notes of Watson, incorporated by reference in this prospectus supplement and the historical audited consolidated financial statements of Robin Hood, included as Exhibit 99.1 to the Registration Statement on From S-3 of which this prospectus supplement and the accompanying prospectus forms a part.

	Pro Forma
	Six Months
	Ended	Year Ended
	June 30, 2009	December 31, 2008
	(unaudited)
	(in millions, except per share and ratio data)
Statement of Operations Data
Net revenues	$1,593.0	$3,177.7
Operating income	$174.6	$444.6
Net income from continuing operations	$85.5	$269.4
Basic earnings per share	$0.71	$2.25
Diluted earnings per share	$0.71	$2.24
Weighted average shares outstanding:
Basic	120.1	119.7
Diluted	121.1	120.3
Balance Sheet Data
Current assets	$1,616.3
Working capital	$586.9
Total debt	$1,387.2
Total assets	$5,873.4
Total stockholders’ equity	$2,812.9
Other Data
Ratio of earnings to fixed charges(1)	3.9	3.9
EBITDA(2)	$310.3	$712.3

(1)	See note (1) under “Summary Historical Financial Information — Watson” for information related to the calculation of this ratio.

(2)	Pro forma EBITDA is a non-GAAP financial measure. See Note 2 under “— Summary Historical Financial Information — Watson” for description of this financial measure and the reasons we think this measure is important for investors. Other companies may calculate pro forma EBITDA differently than we do and, therefore, our pro forma may not be comparable to similarly titled measures reported by other companies. The following is a reconciliation of pro forma net income, the most comparable GAAP financial measure, to pro forma EBITDA:

The following is a reconciliation of pro forma net income to pro forma EBITDA:

	Six Months
	Ended	Year Ended
	June 30, 2009	December 31, 2008
	(unaudited)
	(in millions)

Pro forma net income	$85.5	$269.4
Interest expense	42.5	111.6
Interest income	(0.1)	—
Provision for income taxes	54.0	85.5
Depreciation	51.1	98.3
Amortization	77.3	147.5

Pro forma EBITDA	$310.3	$712.3

RISK FACTORS

You should carefully consider the risks described below together with the risk factors described in and incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as all of the other information in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus before you decide to buy the notes. If any of the risks actually occur, our business, financial condition or results of operations could suffer. In that event, we may be unable to meet our obligations under the notes and you may lose all or part of your investment.

For a discussion of the risks related to our business, see “Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

Risks Relating to the Acquisition

If we do not successfully integrate the Arrow Group into our business operations, our business could be adversely affected.

Upon the close of the Acquisition, we will need to successfully integrate the operations of the Arrow Group with our business operations. Integrating the operations of the Arrow Group with that of our own will be a complex and time-consuming process. Prior to the Acquisition, the Arrow Group operated independently, with its own business, corporate culture, locations, employees and systems. There may be substantial difficulties, costs and delays involved in any integration of the business of the Arrow Group with that of our own. These may include:

•	distracting management from day-to-day operations;

•	potential incompatibility of corporate cultures;

•	an inability to achieve synergies as planned;

•	costs and delays in implementing common systems and procedures; and

•	increased difficulties in managing our business due to the addition of international locations.

Many of these risks are accentuated because the Arrow Group’s operations, employees and customers are largely located outside of the United States. Any one or all of these factors may increase operating costs or lower anticipated financial performance. Many of these factors are also outside of our control. Achieving anticipated synergies and the potential benefits underlying our reasons for the Acquisition will depend on successful integration of the businesses. The failure to integrate the business operations of the Arrow Group successfully would have a material adverse effect on our business, financial condition and results of operations.

Upon the close of the Acquisition, we may have exposure to additional tax liabilities.

As a multinational corporation, we will be subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. Recent proposals by the current U.S. administration for fundamental U.S. international tax reform, including without limitation provisions that would limit the ability of U.S. multinationals to defer U.S. taxes on foreign income, if enacted, could have a significant adverse impact on our effective tax rate following the Acquisition.

Upon the consummation of the Acquisition, we will be subject to a variety of additional risks that may negatively impact our operations.

Upon the consummation of the Acquisition, we will be subject to new and additional risks associated with the business and operations of the Arrow Group. The additional risks we may be exposed to include but are not limited to the following:

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	challenges in collecting accounts receivable with a multinational customer base;

•	complying with laws, rules and regulations in multiple jurisdictions relating to the manufacturing, marketing, distribution and sale of pharmaceutical products;

•	regulations related to obtaining eligibility for government or private payor reimbursement for our products at the wholesale/retail level;

•	competition from new local, regional and international competitors in markets;

•	competing in markets where generic products are sold under branded trade names;

•	cultural and language differences;

•	complying with new and multiple employment regulations; and

•	risks related to crimes, strikes, riots, civil disturbances, terrorist attacks and wars in a variety of geographical locations.

We cannot assure you that we will be able to adequately address these additional risks. If we are unable to do so, our operations might suffer.

The Arrow Group’s operations may become less attractive if political and diplomatic relations between the United States and any country where the Arrow Group conducts business operations deteriorates.

The relationship between the United States and the countries where the Arrow Group conducts business operations may weaken over time. Changes in the state of the relations between any such country and the United States are difficult to predict and could adversely affect our future operations or cause potential target businesses to become less attractive. This could lead to a decline in our profitability. Any meaningful deterioration of the political and diplomatic relations between the United States and the relevant country could have a material adverse effect on our operations after a successful completion of a business combination.

The Arrow Group’s global operations will expose us to additional risks and challenges associated with conducting business internationally.

Although we currently have limited international operations, upon the consummation of the Acquisition, we will operate on a global basis with offices or activities in Europe, Africa, Asia, South America, Australia and North America. We will face several risks inherent in conducting business internationally, including compliance with international and regulations of the United States and various other countries that apply to our international operations. Compliance with these laws will increase our cost of doing business in foreign jurisdictions. These laws and regulations include laws relating to the pharmaceutical industry, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws which also prohibit payments to governmental officials. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties upon the closing of the Acquisition. These factors or any combination of these factors may adversely affect our revenue or our overall financial performance.

Foreign currency fluctuations could adversely affect our business and financial results.

The Arrow Group does business and generates sales in several countries outside the United States. As such, upon the consummation of the Acquisition, foreign currency fluctuations may affect the costs that we incur in such international operations. It is also possible that some or all of our operating expenses may be incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where we have operations against the U.S. dollar would increase our costs and could harm our results of operations and financial condition.

Prior to the Acquisition, the Arrow Group was a privately-held company and its new obligations of being a part of a public company may require significant resources and management attention.

Upon consummation of the Acquisition, Robin Hood and the Arrow Group companies will become subsidiaries of our consolidated company, and will need to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations subsequently implemented by the Securities and Exchange Commission and the Public Company Accounting Oversight Board. We will need to ensure that the Arrow Group establishes and maintains effective disclosure controls as well as internal controls and procedures for financial reporting, and such compliance efforts may be costly and may divert the attention of management.

The Acquisition may not close as anticipated.

We expect that the Acquisition will close during the second half of 2009, but it is possible that the closing of the Acquisition may not close when anticipated, if at all. If the Acquisition does not close, our outstanding notes will not be redeemed and will remain outstanding. The closing of the Acquisition is subject to our obtaining all relevant third-party and government consents, as well as our compliance with other requirements contained in the purchase agreement governing the Acquisition. A delay in the closing of the Acquisition or a failure to consummate the Acquisition may inhibit our ability to execute our business plan, and we cannot predict the resultant impact on our stock price if the Acquisition does not close.

We will incur significant transaction, integration and restructuring costs in connection with the Acquisition.

We will incur significant transaction costs related to the Acquisition. In addition, the combined company will incur integration and restructuring costs following the completion of the Acquisition as we integrate the Arrow Group businesses with our businesses. Although we expect that the realization of benefits and efficiencies related to the integration of the businesses may offset these transaction, integration and restructuring costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all, which could adversely affect our financial condition and results of operations.

The unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results as a combined company after the consummation of the Acquisition, and accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and the Arrow Group currently operate as separate companies. We have had no prior history as a combined entity and our operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The pro forma financial information does not reflect future nonrecurring charges resulting from the Acquisition. The unaudited pro forma financial information does not reflect future events that may occur after the Acquisition, including the potential realization of operating cost savings (synergies) or restructuring activities or other costs related to the planned integration of the Arrow Group, and do not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

The historical financial information of the Arrow Group included and incorporated by reference in this prospectus supplement may not be representative of the future financial results of the Arrow Group.

The Arrow Group is a relatively new company, and it has a limited history of operations. The historical growth of the Arrow Group’s revenues has been rapid, and it may not be representative of the Arrow Group’s future financial performance. Among other things, the Arrow Group’s historical financial statements have been significantly impacted by the timing of new product introductions. The Arrow Group’s future financial performance will be largely dependent on the number of competitors for its current and pipeline product portfolio and its ability to obtain FDA or other regulatory body approvals and subsequently commercialize its pipeline products. We cannot assure you that the Arrow Group’s business will continue to grow at historical rates, or at all. If the Arrow Group’s business does not significantly grow in future periods, the expected benefits of the Acquisition will be diminished.

A write-off of a significant portion of the goodwill and other intangibles recorded in connection with the Acquisition would negatively affect the combined company’s financial results.

Based on our preliminary valuations, we expect to record goodwill of approximately $650.2 million as a result of the Acquisition. On at least an annual basis, we assess whether there has been an impairment in the value of goodwill. If the carrying value of goodwill exceeds its estimated fair value, impairment is deemed to have occurred, and the carrying value of goodwill is written down to fair value. Under current accounting rules, this would result in a charge to the combined company’s operating earnings. Accordingly, any determination requiring the write-off of a significant portion of goodwill recorded in connection with the Acquisition would negatively affect our results of operations. Of the total estimated consideration, we also expect to allocate approximately $601.0 million to identified intangibles representing currently marketed products (“CMP”) and approximately $568.0 million to identified in-process research and development (“IPR&D”) intangible products. The CMP and IPR&D amounts will be subject to future impairment testing if market conditions for the underlying products experience a significant adverse change. If evidence of impairment exists, we would be required to take an impairment charge to our operating earnings, which could have a material adverse effect on our results of operations.

Risks Relating to the Notes

The notes are subject to prior claims of any of our existing and future secured creditors. Further, your right to receive payments on the notes is effectively subordinated to all of our subsidiaries’ existing and future liabilities.

The notes are our unsecured general obligations. Holders of our secured indebtedness will have claims that are prior to your claims as holders of the notes, to the extent of the assets securing such indebtedness. The indenture governing the notes permits us and our subsidiaries to incur additional secured indebtedness. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our pledged assets would be available to satisfy obligations of our secured indebtedness before any payment could be made on the notes. To the extent that such assets cannot satisfy in full our secured indebtedness, the holders of such indebtedness would have a claim for any shortfall that would rank equally in right of payment with the notes. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of our secured indebtedness.

Assuming the Transaction had been completed as of June 30, 2009 and we issue notes with an aggregate principal amount of $850.0 million and the net proceeds of the offering had been applied as intended, we would have had, on a pro forma as adjusted basis, approximately $1,703.0 million of consolidated indebtedness outstanding, which includes the Preferred Stock issued in the Acquisition and the Robin Hood Loan assumed by us, approximately $158.0 million of which would have been secured indebtedness.

The limited covenants in the notes and the indenture may not provide protection against some events or developments that may affect our ability to repay the notes or the trading prices for the notes.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	limit our ability to incur substantial secured indebtedness that would effectively rank senior to the notes to the extent of the value of the assets securing the indebtedness;

•	limit our subsidiaries’ ability to incur indebtedness, which would rank senior to the notes;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the notes. In addition, we are subject to periodic review by independent credit rating agencies. An increase in the level of our outstanding indebtedness, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade our debt credit rating generally, and the ratings on the notes, which could adversely impact the trading prices for, or the liquidity of, the notes. Any such downgrade could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.

Our credit ratings may not reflect all risks of your investment in the notes.

The credit ratings assigned to the notes are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. Credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

We may not be able to repurchase the notes upon a change of control.

Upon a change of control of us and a downgrade of the notes below an investment grade rating by Moody’s Investors Service Inc. or Standard & Poor’s Ratings Services, we will be required to make an offer to each holder of notes to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. If we experience a change of control triggering event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of Notes — Repurchase Upon a Change of Control.”

Active trading markets may not develop for the notes.

The notes are new issues of securities with no established trading markets. We do not intend to apply for listing of the notes on a national securities exchange. The underwriters have advised us that they presently intend to make a market in the notes of each series as permitted by applicable law. However, the underwriters are not obligated to make markets in the notes and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading markets in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for securities and by changes in the financial performance or our prospects and/or companies in our industry generally. As a result, no assurance can be given that active trading markets will develop or be maintained for the notes, as to the liquidity of any markets that do develop or as to your ability to sell any notes you may own or the prices at which you may be able to sell your notes.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of notes will be approximately      million, after deducting the underwriting discount and estimated offering expenses payable by us.

The following table illustrates the current estimated sources and uses of cash in connection with the Transactions. For purposes of the following table we have assumed an aggregate principal amount of note issued in this offering of $850.0 million. Actual amounts will vary from estimated amounts depending on several factors, including the actual aggregate principal amount of notes we issue in the offering available cash at the time of the closing of the Acquisition, the timing of the Acquisition and other factors. For more information, see “Prospectus Supplement Summary — Acquisition of the Arrow Group,” “Prospectus Supplement Summary — Financing for the Acquisition and Debt Retirement” and “Unaudited Pro Forma Condensed Combined Consolidated Financial Information.”

Sources of Funds	(in millions)	Uses of Funds	(in millions)

Cash on hand(1)	$555.0	Cash acquisition consideration(2)	$1,050.0
Revolving credit facility(1)	345.0	Repayment of term loan(3)	100.0
Notes offered hereby	850.0	Redemption of CODES(4)	575.0

		Transaction fees and expenses(5)	25.0

Total sources	$1,750.0	Total uses	$1,750.0

(1)	Following the closing of the Acquisition we expect to have $105.0 million of available borrowings under our revolving credit facility of our senior credit agreement. To the extent we issue less or more than the assumed $850.0 million principal amount of notes in this offering we will use more or less, as the case may be, cash on hand or revolving credit facility borrowings to fund the cash acquisition consideration.
(2)	Acquisition consideration includes the cash consideration, 16,943,409 shares of our common stock, Preferred Stock with a $200.0 million aggregate liquidation preference and certain post-closing payments. See “Prospectus Supplement Summary — Acquisition of the Arrow Group — The Purchase Agreement” for more information.
(3)	Following the completion of the Transactions, we will have $150.0 million of term loan borrowings outstanding under our senior credit agreement. Borrowings under our term loan bear interest at a rate of LIBOR plus 0.75% and the term loan matures in November 2011.
(4)	CODES have an annual interest rate of approximately 1.75% and mature on March 15, 2023.
(5)	Reflects estimated aggregate fees and expenses incurred in connection with the Transactions, including underwriting discounts and financing fees, advisory fees and other transaction costs and professional fees.

In the event that the Acquisition is not consummated, we will use the net proceeds to redeem the CODES, repay $100.0 million of outstanding borrowings under the term loan of our senior credit agreement and for working capital and other general purposes.

As part of our business strategy, we seek to acquire and invest in complementary products, technologies or businesses. Although we have no present understanding, commitments or agreements to make any material acquisitions or investments, other than the Acquisition, we may from time to time identify, analyze and negotiate possible acquisition transactions, and we expect to continue to do so in the future. Pending these uses, we intend to invest any available net proceeds from this offering in investment grade, interest-bearing instruments.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2009:

•	on an actual basis;

•	on an as adjusted basis giving effect to this offering and the application of a portion of the net proceeds of this offering to redeem the CODES and to repay of $100.0 million of outstanding borrowings under the term loan of our senior credit agreement; and

•	on a pro forma as adjusted basis to give effect to the Transactions,

in each case, as if such transactions had occurred on June 30, 2009.

This table should be read in conjunction with “Prospectus Supplement Summary— Acquisition of the Arrow Group,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” our consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus and the audited financial statements of the Arrow Group, included as Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part.

	June 30, 2009
			Proforma
	Actual	As Adjusted	as Adjusted
	(unaudited, in millions)

Cash and cash equivalents	$637.5	$802.5	$169.5

Debt:
Term loan	$250.0	$150.0	$150.0
Revolving credit facility(1)	50.0	50.0	395.0
CODES(2)	574.8	—	—
Other notes payable	1.6	1.6	6.6
Preferred Stock(3)	—	—	150.0
Robin Hood Loan(4)	—	—	151.4
2014 Notes offered hereby	—	425.0	425.0
2019 Notes offered hereby	—	425.0	425.0

Total debt	$876.4	$1,051.6	$1,703.0

Stockholders’ equity(5)	$2,232.1	$2,231.9	$2,812.9

Total capitalization	$3,108.5	$3,283.5	$4,515.9

(1)	After giving effect to the Transactions, we expect to have $105.0 million of available borrowings under the revolving credit facility of our senior credit agreement.

(2)	The issuance of the notice of redemption of the CODES will trigger the right of the holders of the CODES to convert the CODES into shares of our common stock. Based on the current trading price of our common stock, and the conversion rate of the CODES, we currently do not anticipate the exercise of such rights upon the redemption of the CODES. If holders of CODES elect to convert their CODES into our common stock, we would reduce our borrowings under the revolving credit facility of our senior credit agreement by a corresponding amount.

(3)	Preferred Stock will be mandatorily redeemable at a $200.0 million aggregate liquidation preference three years following the closing of the Acquisition.

(4)	Represents indebtedness of the Sellers of the Arrow Group that will be assumed by us following the closing of the Acquisition. This indebtedness is expected to have a maturity date not to exceed two years following the execution of the Robin Hood Loan. See “Prospectus Supplement Summary — Acquisition of the Arrow Group — The Purchase Agreement” for more information.

(5)	Actual reflects the total shareholders’ equity of Watson pre-Acquisition. As adjusted reflects the write-off of the deferred financing cost of approximately $0.2 million in connection with the redemption of CODES and repayment of $100.0 million of term loan borrowings under our senior credit agreement and pro forma as adjusted reflects the issuance of 16,943,409 shares of our common stock and the Preferred Stock in connection with the Acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the pending Acquisition by Watson of Robin Hood, the parent company of the Arrow Group companies (Robin Hood, together with Watson, are referred to as the “Combined Entity”), which was announced on June 17, 2009 and the proposed issuance by Watson of $850.0 million of notes and the related financing transactions on Watson’s historical financial position and Watson’s results of operations. For a description of the Transactions, see “Prospectus Supplement Summary — Acquisition of the Arrow Group,” “Prospectus Supplement Summary — Financing for the Acquisition and Debt Retirement” and “Use of Proceeds.” The following unaudited pro forma condensed combined balance sheet as of June 30, 2009 and unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 are based on the historical unaudited financial statements of Watson (which are available in Watson’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 that was previously filed with the SEC on July 31, 2009 and historical financial information of Arrow Group which has been reconciled from International Financial Reporting Standards (“IFRS”) to U.S. generally accepted accounting principles (“U.S. GAAP”). The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 is based on the historical audited financial statements of Watson (which are available in Watson’s Annual Report on Form 10-K that was previously filed with the SEC on February 23, 2009) and the historical audited IFRS consolidated financial statements of Arrow Group for the year ended December 31, 2008 (refer to Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part for the IFRS financials of Arrow Group for the two years ended December 31, 2008) which Arrow Group’s management has, reconciled to U.S. GAAP. The IFRS reconciliation to U.S. GAAP is unaudited. The Acquisition has been accounted for as a business purchase combination using the acquisition method of accounting under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised), “Business Combinations,” as amended, (“SFAS 141R”) and after applying the pro forma assumptions and adjustments described in the accompanying notes to unaudited pro forma condensed combined financial information.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to unaudited pro forma condensed combined financial information, that management believes are reasonable under the circumstances. Within 75 days following the closing date of the Acquisition, certain pro forma adjustments will be included within a Current Report on Form 8-K/A which may differ from the preliminary allocations within the accompanying unaudited pro forma condensed combined financial information. The establishment of the fair value of consideration for acquisitions requires the extensive use of accounting estimates and management judgment to establish the fair value of consideration, including contingent consideration. The allocation of the purchase price of identifiable tangible and intangible assets acquired and liabilities assumed also requires the extensive use of accounting estimates and management judgment to determine their respective fair values. The purchase price for the Arrow Group was allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on a preliminary estimate of fair values as of June 30, 2009, with any excess being allocated to goodwill. Significant judgment is required in determining the estimated fair values of IPR&D, identifiable intangible assets, certain tangible assets and certain liabilities assumed. Such a valuation requires detailed estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Management believes the fair values assigned to the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates and resulting purchase price allocations will change as additional information becomes available.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 and the six months ended June 30, 2009 assumes the Acquisition occurred on January 1, 2008. The unaudited pro forma condensed combined balance sheet as of June 30, 2009 assumes the Acquisition occurred on June 30, 2009. The unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the Combined Entity will experience after the Acquisition. In addition, the accompanying unaudited pro forma condensed combined statements of operations do not include any expected synergies which may be achievable subsequent to the Acquisition or the impact of any one-time transaction related costs. Certain financial information of Robin Hood as presented in its consolidated financial statements has been reclassified to conform to the historical presentation in Watson’s consolidated financial statements for purposes of preparation of the unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the historical consolidated financial statements and related notes of Watson contained in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Report on Form 8-K filed by Watson with the SEC and the historical consolidated financial statements and related notes of Arrow Group filed as an exhibit to this Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part.

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2009

			Pro Forma			Pro Forma
	Watson	Arrow	Adjustments	Notes		Combined
			(in millions)

ASSETS
Current assets:
Cash and cash equivalents	$637.5	$73.0	$509.0	(5)		$169.5
			(1,050.0)	(6a	)
Restricted cash	—	3.8				3.8
Marketable securities	13.4	16.1				29.5
Accounts receivable, net	356.6	108.1	(0.7)	(6k	)	464.0
Inventories	499.3	172.2	27.0	(6d	)	698.2
			(0.3)	(6k	)
Prepaid expenses and other current assets	60.7	68.9				129.6
Deferred tax assets	121.0	0.7				121.7

Total current assets	1,688.5	442.8	(515.0)			1,616.3
Property and equipment, net	635.4	73.3				708.7
Investments and other assets	86.0	10.2	151.4	(6l	)	247.6
Deferred tax assets	40.7	11.1	30.0	(6g	)	81.8
Product rights and other intangibles, net	531.7	5.5	1,163.5	(6f	)	1,700.7
Goodwill	868.1	20.0	630.2	(6j	)	1,518.3

Total assets	$3,850.4	$562.9	$1,460.1			$5,873.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$427.1	$106.8	$(0.7)	(6k	)	$533.2
Income taxes payable	—	50.9				50.9
Short-term debt and current portion of long-term debt	726.4	1.6	(329.8)	(5)		398.2
Deferred revenue	22.5	1.5				24.0
Deferred tax liabilities	14.6	0.4	8.1	(6g	)	23.1

Total current liabilities	1,190.6	161.2	(322.4)			1,029.4
Long-term debt	150.0	—	839.0	(5)		989.0
Deferred revenue	37.2	—				37.2
Other long-term liabilities	5.2	136.3	150.0	(6a	)	410.2
			100.0	(6a	)
			(132.7)	(6c	)
			151.4	(6l	)
Other taxes payable	58.1	—				58.1
Deferred tax liabilities	177.2	10.3	349.1	(6g	)	536.6

Total liabilities	1,618.3	307.8	1,134.4			3,060.5

Commitments and contingencies				(6i	)
Stockholders’ equity:
Preferred stock	—	—				—
Common stock	0.4	32.7	0.1	(6a	)	0.5
			(32.7)	(6b	)
Additional paid-in capital	1,016.0	26.1	581.2	(6a	)	1,597.2
			(26.1)	(6b	)
Retained earnings	1,520.2	190.0	(0.2)	(5)		1,519.7
			(190.0)	(6b	)
			(0.3)	(6k	)
Accumulated other comprehensive income	0.3	12.4	(12.4)	(6b	)	0.3
Treasury stock, at cost	(304.8)	(12.7)	12.7	(6b	)	(304.8)

Total stockholders’ equity	2,232.1	248.5	332.3			2,812.9
Noncontrolling interests	—	6.6	(6.6)	(6b	)	—

Total equity	2,232.1	255.1	325.7			2,812.9

Total liabilities and stockholders’ equity	$3,850.4	$562.9	$1,460.1			$5,873.4

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2008

			Pro Forma			Pro Forma
	Watson	Arrow	Adjustments	Notes		Combined
		(in millions, except per share amounts)

Net revenues	$2,535.5	$658.8	$(16.6)	(7a	)	$3,177.7
Operating expenses:
Cost of sales (excludes amortization, presented below)	1,502.8	270.6	(11.8)	(7a	)	1,761.6
Research and development	170.1	69.4				239.5
Selling, general and administrative	423.5	160.7				584.2
Amortization	80.7	4.6	66.8	(7b	)	147.5
			(4.6)	(7c	)
Loss on asset sales	0.3	—				0.3

Total operating expenses	2,177.4	505.3	50.4			2,733.1

Operating income	358.1	153.5	(67.0)			444.6

Other income (expense):
Loss on early extinguishment of debt	(1.1)	—				(1.1)
Interest income	9.1	3.6	(12.7)	(7d	)	—
Interest expense	(28.2)	(3.3)	(80.1)	(7e	)	(111.6)
Other income	20.4	2.6				23.0

Total other income (expense), net	0.2	2.9	(92.8)			(89.7)

Income before income taxes	358.3	156.4	(159.8)			354.9
Provision for income taxes	119.9	20.2	(54.6)	(7f	)	85.5

Net income from continuing operations	$238.4	$136.2	$(105.2)			$269.4

Earnings per common share from continuing operations:
Basic	$2.32					$2.25

Diluted	$2.09					$2.24

Weighted average shares outstanding:
Basic	102.8		16.9	(8a	)	119.7

Diluted	117.7		2.5	(8b	)	120.3

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2009

			Pro Forma			Pro Forma
	Watson	Arrow	Adjustments	Notes		Combined
	(in millions, except per share amounts)

Net revenues	$1,345.2	$251.2	$(3.4)	(7a	)	$1,593.0
Operating expenses:
Cost of sales (excludes amortization, presented below)	781.8	130.5	(2.5)	(7a	)	909.8
Research and development	84.9	31.4				116.3
Selling, general and administrative	262.9	65.3	(11.9)	(7g	)	316.3
Amortization	43.9	2.2	33.4	(7b	)	77.3
			(2.2)	(7c	)
Gain on asset sales	(1.3)	—				(1.3)

Total operating expenses	1,172.2	229.4	16.8			1,418.4

Operating income	173.0	21.8	(20.2)			174.6

Other income (expense):
Loss on early extinguishment of debt	—					—
Interest income	3.3	0.4	(3.6)	(7d	)	0.1
Interest expense	(9.3)	(1.3)	(31.9)	(7e	)	(42.5)
Other income	3.6	3.7				7.3

Total other income (expense), net	(2.4)	2.8	(35.5)			(35.1)

Income before income taxes	170.6	24.6	(55.7)			139.5
Provision for income taxes	68.5	8.5	(23.0)	(7f	)	54.0

Net income from continuing operations	$102.1	$16.1	$(32.7)			$85.5

Earnings per common share from continuing operations:
Basic	$0.99					$0.71

Diluted	$0.89					$0.71

Weighted average shares outstanding:
Basic	103.2		16.9	(8a	)	120.1

Diluted	118.5		2.5	(8b	)	121.1

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Description of Transaction

On June 16, 2009, Watson entered into the Purchase Agreement to acquire privately-held Robin Hood Holdings Limited. Watson expects the Acquisition to close in the second half of 2009. Under the terms of the Purchase Agreement, Watson will acquire all the outstanding shares of common stock of Robin Hood Holdings Limited for the following consideration:

•	a cash payment of $1.05 billion payable at the closing of Acquisition;

•	16,943,409 validly issued fully paid and non-assessable shares of common stock of Watson issued at the closing of Acquisition (the “Common Consideration”);

•	$200.0 million aggregate liquidation preference of Preferred Stock, with a three-year term, issued at the closing of Acquisition (the “Preferred Consideration”); and

•	certain contingent payments made after the Acquisition based on the after-tax gross profits on sales of atorvastatin in the United States as described in the Purchase Agreement.

Under the terms of the Purchase Agreement, the Common Consideration is fixed as to the number of shares to be issued, subject to certain equitable adjustments as defined by the Purchase Agreement. The fair value assigned to the Common Consideration will be determined in accordance with SFAS 141 (revised 2007) “Business Combinations” (“SFAS 141R”) based on the market price of Watson’s common stock at the closing of the Acquisition. In the accompanying preliminary purchase price allocation, the value of the Common Consideration is based on the closing market price of Watson’s common stock as of August 10, 2009 of $34.31. The final purchase price allocation will be based on the market price of Watson’s common stock at the closing of Acquisition, which is likely to differ from the market price used in the accompanying unaudited pro forma condensed combined financial statements. Accordingly, the fair value assigned to the Common Consideration in the final purchase price allocation and the resulting final purchase price allocations are likely to change and could yield materially different results than this preliminary purchase price allocation. For example, the market price of Watson’s common stock has increased approximately $4.00 since Watson entered into the Purchase Agreement. An additional $4.00 increase or decrease in the market price of Watson’s common stock would increase or decrease the Common Consideration, and the total consideration in the Acquisition, by approximately $67.8 million.

The Preferred Consideration, paid at the Closing, will be paid in the form of zero-coupon, non-convertible preferred stock which will be mandatorily redeemable in the amount of $200.0 million three years after the closing of the Acquisition. The fair value of the Preferred Consideration is estimated to be $150.0 million for the purposes of the accompanying unaudited pro forma condensed combined financial statements and is presented within other long-term liabilities.

Payment of contingent consideration will be based on post-tax gross profits, as defined in the Purchase Agreement, of sales within the United States (the “Territory”) from product launch date up to and including May 31, 2013 (the “Contingent Payment Period”) for the product atorvastatin. The determination of contingent payment amounts is dependent upon the existence of generic competition within the Territory and post-tax gross profits earned, as defined in the Purchase Agreement. At any time there is no competing generic product launched in the Territory during the Contingent Payment Period, payment of contingent consideration will be calculated as 50% of the post-tax gross profits, as defined in the Purchase Agreement. At any time that there is a competing product to atorvastatin launched in the Territory during the Contingent Payment Period, payment of contingent consideration will be calculated as either 85% of the post-tax gross profits or 15% of the post-tax gross profits, as defined in the Purchase Agreement, with total contingent payments being limited to $250.0 million during any period where there is a competing product during the Contingent Payment Period. In the accompanying preliminary purchase price allocation, the fair value of the contingent consideration was estimated based on the current information available. Fair value estimates of the contingent consideration at the closing date of the Acquisition could yield materially different results than this preliminary purchase price allocation. The fair value of the contingent consideration is

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

estimated to be $100.0 million for the purposes of the accompanying unaudited pro forma condensed combined financial statements.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Watson and Arrow Group. The acquisition method of accounting is based on SFAS 141R, which Watson adopted on January 1, 2009 and uses the fair value concepts defined in SFAS No. 157, “Fair Value Measurements,” as amended (“SFAS 157”), which Watson has adopted in the required periods. The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations are expected to have a continuing impact on the combined results.

SFAS 141R requires, among other things, that most assets acquired and liabilities assumed in a business purchase combination be recognized at their fair values as of the Acquisition and that the fair value of acquired IPR&D be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the Acquisition. In addition, SFAS 141R establishes that any common stock consideration transferred be measured at the Acquisition at the then current market price. This requirement will likely result in a per share equity component that is different at Acquisition than the amount assumed in these unaudited pro forma condensed combined financial statements.

SFAS 157 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under U.S. GAAP, expands disclosures about fair-value measurements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in SFAS 157 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. As a result of the requirements of SFAS 157, Watson may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measurements that do not reflect Watson’s intended use for those assets. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

3.	Accounting Policies

Following the Acquisition, Watson will conduct a review of Arrow Group’s accounting policies in an effort to determine if differences in accounting policies require restatement or reclassification of Arrow Group’s results of operations or reclassification of assets or liabilities to conform to Watson’s accounting policies and classifications. As a result of that review, Watson may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed combined financial statements. During the preparation of these pro forma condensed combined financial statements, Watson was not aware of any material differences between accounting policies of the two companies (after the Arrow Group financial information was reconciled from IFRS to U.S. GAAP, as discussed in Note 4 below) and accordingly, these pro forma condensed combined financial statements do not assume any material differences in accounting policies between the two companies.

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

4.	Reconciliation of IFRS to U.S. GAAP

The accompanying unaudited pro forma condensed combined financial statements were prepared based on the following historical financial information of Arrow Group:

•	The accompanying unaudited pro forma condensed combined balance sheet as at June 30, 2009 includes the historical unaudited balance sheet information of Arrow Group as at June 30, 2009, prepared using IFRS, which has been reconciled to U.S. GAAP;

•	The accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 includes the historical audited consolidated financial statements of Arrow Group for the year ended December 31, 2008, prepared using IFRS (refer to Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus supplement and the accompanying prospectus forms a part for the IFRS financial statements of Arrow Group for the two years ended December 31, 2008), which Arrow Group’s management has reconciled to U.S. GAAP. The IFRS reconciliation to U.S. GAAP is unaudited; and

•	The accompanying unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 includes the historical unaudited consolidated financial information of Arrow Group for the six months ended June 30, 2009, prepared using IFRS, which Arrow Group’s management has reconciled to U.S. GAAP and which are not included or incorporated by reference in this prospectus supplement, or the accompanying prospectus.

At this time, Watson is not aware of any differences in the reconciliations of Arrow Group’s IFRS-based consolidated financial statements and financial information to U.S. GAAP that would have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

5.	Proposed Financing Transactions

The Acquisition will require a cash payment of $1.05 billion payable at the closing of the Acquisition. Watson intends to fund the cash portion of the consideration by using a combination of available cash, borrowings under its senior credit agreement and the issuance of the notes offered hereby. The accompanying unaudited pro forma condensed combined financial statements assume the repayment or redemption of certain short-term and long-term debt in connection with the anticipated financing transactions. The following is a summary of the anticipated financing transactions (new borrowings, repayments, redemptions and transaction costs representing net cash receipts of $509.0 million) related to the Transactions (in millions):

	Current Debt	Long-Term Debt

Anticipated principal amount of notes to be issued hereby		$850.0
Senior credit agreement:
New borrowings on revolving credit facility	$345.0
Repayment of term loan borrowings (classified as current debt at June 30, 2009)	(100.0)
Redemption of CODES (classified as current debt at June 30, 2009)	(575.0)
Underwriting discount, financing fees and professional fees		(11.0)
Loss on extinguishment of CODES debt	0.2

Net debt (redeemed, repaid) or issued	$(329.8)	$839.0

The debt structure and interest rates used for purposes of preparing the accompanying unaudited pro forma condensed combined financial statements may be considerably different than the actual debt structure and interest rates incurred by Watson based on market conditions at the time of the debt financing.

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

6.	Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

This footnote should be read in conjunction with “Note 1. Description of Transaction,” “Note 2. Basis of Presentation,” “Note 3. Accounting Policies,” “Note 4. Reconciliation of IFRS to U.S. GAAP” and “Note 5. Proposed Financing Transactions.” Adjustments included in the column “Pro Forma Adjustments” to the accompanying unaudited pro forma condensed combined balance sheet as at June 30, 2009 are represented by the following:

a. Under the acquisition method of accounting, the total estimated consideration, as indicated in the following table, is allocated to Arrow Group’s identifiable tangible and intangible assets and liabilities based on their estimated fair values as of the Acquisition. The estimated consideration is allocated as follows (in millions):

	Note		Amount

Calculation of consideration:
Cash consideration	(6a	)	$1,050.0
Preliminary estimate of fair value of common stock issued	(6a	)	581.3
Preliminary estimate of fair value of Preferred Stock issued	(6a	)	150.0
Preliminary fair value estimate of atorvastatin contingent payment consideration	(6a	)	100.0

Total consideration			1,881.3
Preliminary allocation of consideration:
Book value of Arrow Group’s net assets	(6b	)	(255.1)
Settlement of shareholders loan	(6c	)	(132.7)
Adjustments to historical net book value:
Inventory	(6d	)	(27.0)
Property, plant and equipment	(6e	)	—
Intangible assets	(6f	)	(1,163.5)
Adjustment to deferred tax liability	(6g	)	327.2
Adjustment for uncertain tax positions	(6h	)	—
Adjustment to fair value of contingencies	(6i	)	—

Adjustment to goodwill	(6j	)	$630.2

b. Reflects the elimination of historical equity of Arrow Group.

c. Reflects the settlement of shareholder loans at Robin Hood at the Acquisition.

d. Represents the estimated fair value adjustment to mark up inventory to fair value. This estimated step-up in inventory is preliminary and is subject to change based upon management’s final determination of the fair values of finished goods and work-in-process inventories. The Combined Entity will reflect the increased valuation of Arrow Group’s inventory as the acquired inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year, post-acquisition. As there is no continuing impact of the inventory step-up on the Combined Entity results, the increased cost is not included in the unaudited pro forma condensed combined statement of operations.

e. Following the Acquisition, property, plant and equipment is required to be measured at fair value, unless those assets are classified as held-for-sale at the time of the Acquisition. At this time, Watson’s preliminary review of the nature, condition and age of Arrow Group’s property, plant and equipment indicates the assets were acquired fairly recently with Arrow Group being founded in the year 2000. Accordingly, for the

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

purposes of preparing these unaudited pro forma condensed combined financial statements, Watson believes that the current Arrow Group book values for property, plant and equipment represent the best estimate of fair value. The final fair value determination of property, plant and equipment may differ from this preliminary determination. For each $10.0 million fair value adjustment to property, plant and equipment, assuming a weighted average useful life of 10 years, annual depreciation expense would change by approximately $1.0 million.

f. Of the total estimated consideration, approximately $601 million has been allocated to identified intangibles representing currently marketed products (“CMP”) that are expected to be amortized over a weighted average useful life of nine years. Approximately $568 million has been allocated to identified IPR&D intangible products. The IPR&D amounts will be capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, Watson will make a separate determination of useful life of the IPR&D intangible and amortization will be recorded as an expense. As the IPR&D intangibles are not currently marketed, no amortization of these items is reflected in the unaudited pro forma combined condensed statements of operations for either the year ended December 31, 2008 or the six months ended June 30, 2009.

This fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e. their highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma condensed combined financial information, it is assumed that all assets will be used and assets will be used in a manner that represents their highest and best use. The final fair value determination for identified intangibles, including the IPR&D intangibles, may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues cost of sales, research and development costs, selling and marketing costs and working capital/asset contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

g. Reflects a deferred income tax liability representing the estimated impact of purchase accounting adjustments for the inventory fair value step-up and identifiable intangible assets acquired and liabilities assumed. This estimate of deferred tax liabilities was determined based on the excess book basis over the tax basis of the inventory fair value step-up and identifiable intangible assets acquired at an estimated statutory tax rate of approximately 30%. This estimate is preliminary and is subject to change based upon management’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed.

h. Watson records provisions for uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” (“FIN 48”). Assessments of uncertain tax positions and the determination of corresponding tax provisions involve complex

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

judgments about future events and rely on estimates and assumptions by management. Income taxes are exceptions to both the recognition and fair value measurement principles of SFAS 141R. Under U.S. GAAP, income taxes continue to be accounted for under the guidance of SFAS No. 109, “Accounting for Income Taxes,” as amended, (“SFAS 109”), and related interpretative guidance. As such, the Combined Entity would continue to account for Arrow Group’s uncertain tax positions using SFAS 109. Arrow Group, as a private company based outside the United Stated, was not required to adopt FIN 48. Arrow Group’s current accounting approach for uncertain tax positions is based on Arrow Group’s management estimates and assumptions. As Watson’s management does not yet have full and complete access to relevant information about the Arrow Group uncertain tax positions and Watson’s management estimates and assumptions concerning Arrow Group’s accounting approach for uncertain tax positions could differ from Arrow Group’s management estimates and assumptions, final assessments of uncertain tax positions could differ materially from the amounts included in the accompanying unaudited pro forma condensed combined financial information. Accordingly, Watson has not adjusted the Arrow Group’s book values for uncertain tax positions in the accompanying unaudited pro forma condensed combined financial information as required under FIN 48 as full and complete relevant information concerning Arrow Group’s uncertain tax positions is not available.

i. Under SFAS 141R contingencies are required to be measured at fair value, if the acquisition-date fair value of the asset or liability arising from the contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria are met: (1) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. These criteria are to be applied using the guidance in SFAS No. 5, “Accounting for Contingencies,” (“SFAS 5”), and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” (“FIN 14”). Arrow Group is involved in various legal proceedings, including product liability, patent disputes, commercial, environmental and antitrust matters, which are considered normal business activities. However, Watson does not have sufficient time to assess if the fair value of these potential contingencies can be determined and, if determinable, to value these contingencies under a fair value standard. Determining their fair value would require a detailed review and complete knowledge of complex legal matters and associated defense strategies for all outstanding Arrow Group legal proceedings. A detailed review cannot be completed prior to the preparation of the unaudited pro forma condensed combined financial information. If fair value cannot be determined for Arrow Group’s contingencies, the Combined Entity would continue to account for the Arrow Group contingencies using SFAS 5 and FIN 14. As Watson’s management does not yet have full and complete access to relevant information about the Arrow Group contingencies and Watson’s management estimates and assumptions concerning Arrow Group’s accounting for contingencies could differ, final assessments of the liability positions for contingencies could differ materially from the amounts included in the accompanying unaudited pro forma condensed combined financial information. Accordingly, for the purpose of the unaudited pro forma condensed combined financial information, Watson has not adjusted the Arrow Group’s book values for contingencies.

j. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The amount of goodwill presented in the above table reflects the estimated goodwill from the preliminary purchase price allocation of $650.2 million and the elimination of historical goodwill reflected in Arrow Group’s historical combined financial statements of $20.0 million.

k. Reflects the elimination of intercompany balances and an adjustment of certain balance sheet amounts for intercompany profit in inventory.

l. Prior to closing, Robin Hood, or an affiliate of Robin Hood, will obtain the Robin Hood Loan for $151.4 million. The Robin Hood Loan will mature within two years of issuance. The Robin Hood Loan will be mandatorily repayable from anticipated royalty and milestones net proceeds from Sepracor, Inc. The Robin

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

Hood Loan will be guaranteed by one or more of the Sellers (the “Guarantor”). In the event Sepracor Inc. fails to make anticipated royalty/milestone payments to Watson for any reason, the Guarantor or one or more of the Sellers must repay the outstanding portion of the Robin Hood Loan or reimburse Arrow Group for such defaulted amount.

7.	Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

This footnote should be read in conjunction with “Note 1. Description of Transaction,” “Note 2. Basis of Presentation,” “Note 3. Accounting Policies,” “Note 4. Reconciliation of IFRS to U.S. GAAP,” “Note 5. Proposed Financing Transactions” and “Note 6. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments.” Adjustments included in the column “Pro Forma Adjustments” to the accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 and six months ended June 30, 2009 are represented by the following:

a. Represents the elimination of net sales and cost of sales for product sales between Watson and Arrow Group for the respective periods.

b. Represents increased amortization for fair value adjustments of identified intangible assets with definite lives. The increase in amortization expense for CMP intangible assets is based on a weighted average useful life of nine years as follows:

	Useful		Year Ended	Six Months Ended
	Life	Fair Value	December 31, 2008	June 30, 2009
	(in millions)

CMP intangible assets	nine years	$601.0	$66.8	$33.4
IPR&D	unknown	568.0	—	—

		$1,169.0	$66.8	$33.4

A $100.0 million increase or decrease in value allocated to identified intangible assets with average useful lives of nine years would increase or decrease annual amortization by approximately $11.0 million.

c. To eliminate Arrow Group historical amortization expense as pro forma amortization expense is calculated above in note 7b.

d. Reflects lower interest income due to the use of cash balances of the Combined Entity to finance a portion of the Acquisition. For the year ended December 31, 2008, all interest income was eliminated as the expected net use of cash to fund the Acquisition exceeded the average available cash balances for that year. Additional interest expense was calculated on the shortfall for 2008 at the actual interest rate paid on borrowings under the senior credit agreement for 2008 and is included below in the table in note 7e.

e. Reflects higher interest expense and amortization of debt issue costs related to the issuance of $850 million aggregate principal amount of notes offered hereby to finance the Acquisition. Estimated interest expense on the notes assumes an interest rate of 6.25% on a $425.0 million principal amount on the 5 year tranche and 7.18% on a $425.0 million principal amount on the 10 year tranche. If the principal amounts of either tranche change the assumed interest expense would change accordingly. Also reflects the repayment of $100.0 million of term loan borrowing and an additional $345.0 million of revolving credit facility borrowings under the senior credit agreement at period average rates and the elimination of all interest charges related to

Watson Pharmaceuticals, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information — (Continued)

the CODES which are expected to be redeemed. A summary of the pro forma interest adjustments in the accompanying pro forma condensed combined statement of operations is as follows:

	Year Ended	Six Months Ended
	December 31, 2008	June 30, 2009
	(in millions)

Interest on notes offered hereby	$57.1	$28.5
Senior credit agreement borrowings(1)	15.2	2.4
Reversal of CODES interest	(12.6)	(6.3)
Accretion of Preferred Stock	18.0	7.0
Elimination of interest on Robin Hood shareholder loans	(2.8)	(1.3)
Amortization of debt issue costs and other	5.2	1.6

	$80.1	$31.9

(1)	Reflects $150.0 million of term loan borrowings and $395.0 million of revolving credit facility borrowings for the entire period.

A 1/8% increase or decrease in the variable interest rate on borrowings under the senior credit agreement would increase or decrease the annual interest expense by approximately $0.6 million. A 1/8% increase or decrease in the interest rate on the notes offered hereby would increase or decrease the annual interest expense by approximately $1.1 million.

f. Represents the income tax effect for unaudited pro forma condensed combined statement of operations adjustments using a statutory tax rate of approximately 38% for Watson’s future period pro forma adjustments and an estimated weighted average statutory tax rate of approximately 30% for Arrow Group’s future period pro forma adjustments.

g. Reflects elimination of advisory, legal and regulatory costs incurred in the six months ended June 30, 2009, which are directly attributable to the pending Acquisition but which are not expected to have a continuing impact on the Combined Entity results.

8.	Adjustment to Weighted Average Shares Outstanding

a. Represents the issue of Common Consideration of approximately 16.9 million shares of common stock.

b. Represents the issue of Common Consideration of approximately 16.9 million shares of common stock and the elimination of approximately 14.4 million shares from the diluted share base as the CODES, which are convertible into common stock of Watson, are assumed to have been redeemed at January 1, 2008 in the preparation of the accompanying unaudited pro forma condensed combined financial information.

9.	Possible Future Divestitures

In order to obtain regulatory approval under the HSR Act, in connection with the Acquisition, Watson and/or the Arrow Group may be required to divest certain assets. Although we expect the impact of any such divestiture to be minimal, the impact of any such divestiture cannot be accurately determined until finalized, and accordingly, no adjustment for any potential divestitures are reflected in the accompanying unaudited pro forma condensed combined financial information.

DESCRIPTION OF NOTES

We will issue $      aggregate principal amount of     % senior notes due 2014 (the “2014 notes”) and $     aggregate principal amount of     % senior notes due 2019 (the “2014 notes” and together with the 2019 notes, the “notes”). The 2014 notes and the 2019 notes will be issued as separate series of debt securities under a senior note indenture dated as of          , 2009 (the “indenture”) between us and Wells Fargo Bank, National Association, as trustee. The indenture provides that our debt securities may be issued in one or more series, with different terms, in each case as authorized from time to time by us. The specific terms of each other series that we may issue in the future may differ from those of the notes. The indenture does not limit the aggregate amount of debt securities that may be issued under the indenture, nor does it limit the number of other series or the aggregate amount of any particular series.

The following description is a summary, and does not describe every aspect of the notes and the indenture. The following description is subject to, and qualified in its entirety by, all the provisions of the indenture, including definitions of certain terms used in the indenture, a copy of which we have filed with the SEC as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus form a part. We urge you to read the indenture and the notes because they, and not this description, define your rights as a holder of the notes.

The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

For purposes of this description, references to “Watson,” “the Company,” “we,” “us” and “our” refer only to Watson Pharmaceuticals, Inc. and not to any of its current or future subsidiaries. References to “Arrow” refer to the Arrow Group.

General

The 2014 notes will be limited initially to $      aggregate principal amount and the 2019 notes will be limited initially to $      aggregate principal amount, but we may from time to time, without giving notice to or seeking the consent of the holders of the notes of either series, issue additional notes of either series having the same terms (except for the issue date, the public offering price and, if applicable, the first interest payment date) and ranking equally and ratably with the original notes of such series. Any such additional debt securities having such similar terms, together with the original notes of the applicable series, will constitute a single series of debt securities for all purposes under the indenture, including, without limitation, waivers, amendments and redemptions.

The notes will be:

•	general unsecured obligations of ours;

•	effectively subordinated in right of payment to all secured indebtedness of ours to the extent of the assets securing such indebtedness;

•	structurally subordinated to all existing and future indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries, to the extent of the assets of such subsidiaries;

•	equal in right of payment with all existing and future unsecured, unsubordinated indebtedness of ours; and

•	senior in right of payment to all existing and future subordinated indebtedness of ours.

Assuming the Transactions, including both the offering of the notes and the Acquisition, had been completed as of June 30, 2009, and the net proceeds of the offering had been applied as intended, we would have had, on a pro forma basis, approximately $1,703.0 million of consolidated indebtedness (including mandatorily redeemable preferred stock) outstanding, approximately $158.0 million of which would have been secured indebtedness.

Watson’s assets generally are held by, and its operations generally are conducted through its subsidiaries.

The notes will be issued in fully registered form only, in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will be issued in the form of one or more global securities, without coupons, which will be deposited initially with, or on behalf of, The Depository Trust Company (“DTC”).

Principal and Interest

The 2014 notes will mature on          , 2014 and the 2019 notes will mature on          , 2019. No sinking fund will be provided with respect to the notes.

Interest on the 2014 notes will accrue at the rate of     % per annum, and interest on the 2019 notes will accrue at the rate of     % per annum. We will pay interest on the notes from           , 2009 or from the most recent interest payment date to which interest has been paid or duly provided for, semi-annually in arrears on           and           of each year, commencing          , 2010, until the principal is paid or made available for payment. Interest will be paid to the persons in whose names the notes are registered at the close of business on the           or           (whether or not a business day), as the case may be, immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date or date of maturity of principal of the notes of a series falls on a day that is not a business day, then payment of interest or principal may be made on the next succeeding business day with the same force and effect as if made on the nominal date of maturity, and no interest will accrue for the period after such nominal date.

Optional Redemption

We will have the right to redeem the 2014 notes and the 2019 notes, in each case, in whole at any time or in part from time to time, at our option, on at least 15 days but no more than 60 days prior written notice mailed to the registered holders of the notes to be redeemed. Upon redemption of the notes, we will pay a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed and

(2) the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus           basis points in the case of the 2014 notes and           basis points in the case of the 2019 notes,

plus, in each case, accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing, installments of interest on the applicable series of notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.

If less than all the notes of any series are to be redeemed, the notes of such series to be redeemed shall be selected by the trustee on a pro rata basis (or, in the case of notes issued in global form as discussed under “— Book-Entry System,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Except as described above, the notes will not be redeemable by us prior to maturity.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as contained in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if the release, or any successor release, is not published or does not contain these prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (b) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations.

“Independent Investment Banker” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means the four primary U.S. government securities dealers consisting of (i) Banc of America Securities LLC and Barclays Capital Inc., and their respective successors and (ii) two other nationally recognized investment banking firms (or their affiliates) that we select in connection with the particular redemption, and their respective successors, provided that if at any time any of the above is not a primary U.S. Government securities dealer, we will substitute that entity with another nationally recognized investment banking firm that we select that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity, computed as the second business day immediately preceding that redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Repurchase Upon a Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the 2014 notes and 2019 notes in full, as described above, we will make an offer to each holder (the “Change of Control Offer”) to repurchase any and all (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of such holder’s 2014 notes and 2019 notes at a repurchase price in cash equal to 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, thereon, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control repurchase provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officers’ certificate stating the principal amount of notes or portions of notes being purchased.

“Below Investment Grade Rating Event” means notes are rated below Investment Grade Rating by both of the Rating Agencies on any date commencing upon the first public notice by us of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies).

“Change of Control” means the occurrence of any of the following:

1. direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Watson and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Watson or one of its subsidiaries;

2. the consummation of any transaction (including, without limitation, any merger or consolidation) as a result of which any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of Watson’s outstanding voting stock or other voting stock into which Watson’s voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; provided, however, that a transaction will not be deemed to involve a Change of Control if (a) Watson becomes a direct or indirect wholly owned subsidiary of a holding company and (b)(i) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (ii) no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the voting stock of such holding company immediately following such transaction;

3. Watson consolidates with, or merges with or into, any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), or any “person” or “group” consolidates with, or merges with or into, Watson, in any such event pursuant to a transaction in which any of Watson’s voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of Watson’s voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

4. the first day on which a majority of the members of Watson’s board of directors are not Continuing Directors; or

5. the adoption of a plan relating to Watson’s liquidation or dissolution.

For purposes of this definition, “voting stock” means with respect to any specified person (as that term is used in Section 13(d)(3) of the Exchange Act) capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such person, even if the right to vote has been suspended by the happening of such a contingency.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Watson and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Watson and its subsidiaries taken as a whole to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of Watson who (1) was a member of the board of directors of Watson on the date of the issuance of the notes; or (2) was nominated for election or elected to the board of directors of Watson with the approval of a majority of the Continuing Directors who were members of such board of directors of Watson at the time of such nomination or election (either by specific vote or by approval of Watson’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

Under a recent Delaware Chancery Court interpretation of the foregoing definition of “Continuing Directors,” a board of directors may approve, for purposes of such definition, a slate of shareholder-nominated directors without endorsing them, or while simultaneously recommending and endorsing its own slate instead. It is unclear whether our board of directors, pursuant to Nevada law, is similarly capable of approving a slate of dissident director nominees while recommending and endorsing its own slate. If such an action is possible under Nevada law, the foregoing interpretation would permit our board to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control Triggering Event” that would trigger your right to require us to repurchase your notes as described above.

“Investment Grade Rating” means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under a successor rating category of Moody’s) or a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P).

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) Moody’s and S&P; and (2) if either or both of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for either Moody’s, S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business and any successor to its rating agency business.

Certain Covenants

Limitations on Liens

We will not, and will not permit any of our subsidiaries to, create, incur, assume or otherwise cause to become effective any Lien (other than permitted Liens) on any property or assets, now owned or hereafter acquired, to secure any indebtedness of ours, any of our subsidiaries or any indebtedness of any other Person, unless we or such subsidiary also secures all payments due under the indenture and all debt securities of any series having the benefit of this covenant, including the notes, on an equal and ratable basis with such other indebtedness so secured (or, in the case of indebtedness subordinated to the notes, prior or senior thereto, with the same relative priority as the debt securities issued pursuant to the indenture, including the notes, will have with respect to such subordinated indebtedness) for so long as such other indebtedness shall be so secured. The indenture contains the following exceptions to the foregoing prohibition:

(a) Liens existing on the date when we first issue the notes pursuant to the indenture;

(b) Liens on property owned or leased by a Person existing at the time such Person is merged with or into or consolidated with us or any subsidiary of ours; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or such subsidiary;

(c) Liens on property existing at the time of acquisition thereof by us or any subsidiary of ours, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by us or such subsidiary;

(d) Liens to secure indebtedness incurred prior to, at the time of or within 18 months after the acquisition of any property or the completion of the construction, alteration, repair or improvement of any property, as the case may be, for the purpose of financing all or a part of the purchase price or cost thereof and Liens to the extent they secure indebtedness in excess of such purchase price or cost and for the payment of which recourse may be had only against such property;

(e) certain Liens in favor of or required by contracts with governmental entities;

(f) any Lien securing indebtedness of a subsidiary owing to us or to one or more of our subsidiaries;

(g) any Lien to be incurred in connection with the Transactions;

(h) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in clauses (a) through (g) above, inclusive, so long as (1) the principal amount of the indebtedness secured thereby does not exceed the principal amount of indebtedness so secured at the time of the extension, renewal or replacement (except that, where an additional principal amount of indebtedness is incurred to provide funds for the completion of a specific project, the additional principal amount, and any related financing costs, may be secured by the Lien as well) and (2) the Lien is limited to the same property subject to the Lien so extended, renewed or replaced (and improvements on the property); and

(i) any Lien that would not otherwise be permitted by clauses (a) through (h) above, inclusive, securing indebtedness which, together with:

•	the aggregate outstanding principal amount of all other indebtedness of Watson and its subsidiaries owning property which would otherwise be subject to the foregoing restrictions, and

•	the aggregate Value of existing Sale and Leaseback Transactions which would be subject to the foregoing restrictions absent this clause,

does not exceed 15% of our Consolidated Net Worth.

Limitation on Sale and Leaseback Transactions

We will not, and will not permit any of our subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(a) we or such subsidiary could incur indebtedness, in a principal amount at least equal to the Value of such Sale and Leaseback Transaction, secured by a Lien on the property to be leased (without equally and ratably securing debt securities issued pursuant to the indenture, including the notes) because such Lien would be of a character that no violation of the covenant described under “— Limitations on Liens” above would result; or

(b) we apply, during the six months following the effective date of the Sale and Leaseback Transaction, an amount equal to the Value of the Sale and Leaseback Transaction to the voluntary retirement of Funded Debt or to the acquisition of property.

Merger, Consolidation or Sale of Assets

The indenture provides that we will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our and our subsidiaries property and assets taken as a whole (in one transaction or a series of related transactions) to, any Person, or permit any Person to merge with or into us, unless:

(a) we shall be the continuing Person, or the Person (if other than us) formed by such consolidation or into which we are merged or that acquired or leased such property and assets (the “Surviving Person”), shall be a corporation, partnership, limited liability company or trust organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations under the indenture and the notes;

(b) immediately after giving effect to such transaction, no default or event of default (each as defined in the indenture) shall have occurred and be continuing; and

(c) we deliver to the trustee an officer’s certificate and opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

The Surviving Person will succeed to, and except in the case of a lease, be substituted for, us under the indenture and the notes.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a “Change of Control,” permitting each holder to require us to purchase the notes of such holder as described above.

Certain Other Covenants

The indenture will contain certain other covenants regarding, among other matters, corporate existence and reports to holders of debt securities, including the notes. The indenture does not contain restrictive covenants relating to total indebtedness, interest coverage, stock repurchases, recapitalizations, dividends and distributions to shareholders or current ratios. Other than as described above, the provisions of the indenture do not afford holders of debt securities issued thereunder, including the notes, protection in the event of a sudden or significant decline in our credit quality or in the event of a takeover, recapitalization or highly leveraged or similar transaction involving us or any of our affiliates that may adversely affect such holders.

Definition of Certain Terms

The following are the meanings of terms that are important in understanding the covenants described above.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with U.S. GAAP, or to the extent that IFRS has been adopted by the Company with respect to its financial statements in lieu of U.S. GAAP, in accordance with IFRS.

“Consolidated Net Worth” means, with respect to any Person, the amount of total assets less the amount of total liabilities as shown on the consolidated balance sheet of such Person, as set forth on the most recent consolidated balance sheet of such Person determined in accordance with U.S. GAAP, or to the extent that IFRS has been adopted by the Company with respect to its financial statements in lieu of U.S. GAAP, in accordance with IFRS.

“Funded Debt” means our indebtedness or the indebtedness of a subsidiary owning property maturing by its terms more than one year after its creation and indebtedness classified as long-term debt under U.S. GAAP, or to the extent that IFRS has been adopted by the Company with respect to its financial statements in lieu of U.S. GAAP, under IFRS, and in each case ranking at least pari passu with the notes.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“IFRS” means international financial reporting standards as adopted by the European Union, which are in effect from time to time.

“indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

1) in respect of borrowed money;

2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

3) in respect of banker’s acceptances;

4) in respect of Capital Lease Obligations;

5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable; and

6) representing Hedging Obligations.

In addition, the term ’indebtedness” includes (x) all indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such indebtedness is assumed by the specified Person), provided that the amount of such indebtedness will be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such indebtedness, and (y) to the extent not otherwise included, the guarantee by the specified Person of any indebtedness of any other Person.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Original Issue Discount Security” means any debt security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of maturity thereof pursuant to the indenture.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision of a government or governmental agency.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by Watson or any subsidiary of any property which has been or is to be sold or transferred by Watson or such subsidiary to such Person, excluding (1) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (2) leases between Watson and a subsidiary or between subsidiaries of Watson, (3) leases of a property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended.

“U.S. GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Value” means, with respect to a Sale and Leaseback Transaction, an amount equal to the net present value of the lease payments with respect to the term of the lease remaining on the date as of which the amount is being determined, without regard to any renewal or extension options contained in the lease, discounted at the weighted average interest rate on the debt securities of all series (including the yield to maturity on any Original Issue Discount Securities) which are outstanding on the effective date of such Sale and Leaseback Transaction.

Events of Default

The indenture defines an Event of Default with respect to any series of debt securities issued pursuant to the indenture, including the notes. Events of Default on the notes are any of the following:

•	Default in the payment of the principal or any premium on a note when due (whether at maturity, upon acceleration, redemption or otherwise).

•	Default for 30 days in the payment of interest on a note when due.

•	Failure by us to comply with the provisions described under the caption “— Repurchase Upon a Change of Control.”

•	Failure by us to observe or perform any other term of the indenture (other than a covenant or agreement in respect of which such non-compliance would otherwise be an Event of Default) for a period of 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the notes of the affected series.

•	Default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of ours (or the payment of which is guaranteed by us), whether such indebtedness or guarantee now exists or is created after the issue date of the notes, if that default:

•	is caused by a failure to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise, and after giving effect to applicable grace periods) of such indebtedness (a “Payment Default”); or

•	results in the acceleration of such indebtedness prior to its scheduled maturity,

and, in each case, the amount of any such indebtedness, together with the amount of any other indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $35.0 million or more; provided, however, that, if the default under the mortgage, indenture or instrument is cured by us, or waived by the holders of the indebtedness, in each case as permitted by the governing mortgage, indenture or instrument, then the Event of Default under the indenture governing the notes caused by such default will be deemed likewise to be cured or waived.

•	Failure by us to pay or discharge any final judgment or order (to the extent any such judgment or order is not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $35.0 million which judgments are not paid, discharged or stayed for a period of 60 days.

•	Certain events in bankruptcy, insolvency or reorganization with respect to us.

An Event of Default under one series of debt securities issued pursuant to the indenture does not necessarily constitute an Event of Default under any other series of debt securities. The indenture provides that the trustee may withhold notice to the holders of any series of debt securities issued thereunder of any default if the trustee considers it in the interest of such holders to do so, provided, that the trustee may not withhold notice of default in the payment of principal, premium, if any, or interest, if any, on any of the debt securities of that series or in the making of any sinking fund installment or analogous obligation with respect to that series.

Remedies If an Event of Default Occurs

The indenture provides that if an Event of Default has occurred with respect to a series of debt securities and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of that series may declare the entire principal amount of all the notes of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization with respect to us, the principal amount of all the notes will be automatically accelerated, without any action by the trustee or any holder. The holders of a majority in aggregate principal amount of the debt securities of the effected series may by written notice to us and the trustee may, on behalf of the holders of the debt securities of the effected series, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, such debt securities.

Except as may otherwise be provided in the indenture in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection reasonably satisfactory to the trustee from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the affected series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. Subject to certain exceptions contained in the indenture, these majority holders may also direct the trustee in performing any other action under the indenture.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	You must give the trustee written notice that an Event of Default has occurred and remains uncured.

•	The holders of 25% in principal amount of all outstanding notes of the affected series must make a written request that the trustee take action because of the Event of Default, and must offer reasonable indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have failed to take action for 60 days after receipt of the above notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your notes on or after the due date of that payment.

We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the indenture and the notes, or else specifying any default.

Modification and Waiver

There are three types of changes we can make to the indenture and the notes.

Changes Requiring Your Approval.  First, there are changes that cannot be made to your notes without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a note;

•	reduce any amounts due on a note;

•	reduce the amount of principal payable upon acceleration of the maturity of a note following an Event of Default;

•	change the place or currency of payment for a note;

•	impair your right to sue for the enforcement of any payment on or with respect to the notes;

•	reduce the percentage in principal amount of the notes, the approval of whose holders is needed to modify or amend the indenture or the notes;

•	reduce the percentage in principal amount of the notes, the approval of whose holders is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture, except to increase the percentage required for any modification or to provide that other provisions of the indenture may not be modified or waived without your consent.

Changes Not Requiring Approval.  The second type of change does not require any vote by holders of the notes. This type is limited to corrections and clarifications and certain other changes that would not adversely affect holders of the notes. Nor do we need any approval to make changes that affect only debt securities to be issued under the indenture after the changes take effect. We may also make changes or obtain waivers that do not adversely affect the notes, even if they affect other debt securities issued under the indenture. In those cases, we need only obtain any required approvals from the holders of the affected debt securities.

Changes Requiring a Majority Vote.  Any other change to the indenture and the notes would require the following approval:

•	If the change affects only notes of one series, it must be approved by the holders of not less than a majority in principal amount of the notes of that series.

•	If the change affects the notes of one series as well as the debt securities of one or more other series issued under the indenture, it must be approved by the holders of not less than a majority in principal amount of the notes that series and of each other series of debt securities affected by the change.

In each case, the required approval must be given by written consent. Most changes fall into this category.

The same vote would be required for us to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture, the notes listed in the first category described previously under “Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Further Details Concerning Voting

The notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. The notes will also not be eligible to vote if they have been fully defeased as described later under “Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of notes, that vote or action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time.

Defeasance

The following discussion of full defeasance and discharge will apply to either series of the notes.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the notes of either series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the notes of the same series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, any premium and any other payments on the notes of that series on their various due dates.

•	There must be a change in current U.S. federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due. Under current U.S. federal tax law, the deposit and our legal release from the notes would be treated as though we took back your notes and gave you your share of the cash and debt securities or bonds deposited in trust. In that event, you could recognize gain or loss on the notes you give back to us.

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the notes. You could not look to us for repayment in the event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

However, even if we make the deposit in trust and opinion delivery arrangements discussed above, a number of our obligations relating to the notes will remain. These include our obligations:

•	to register the transfer and exchange of notes;

•	to replace mutilated, destroyed, lost or stolen notes;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

Under current U.S. federal tax law, we can make the same type of deposit described above and be released from some of the covenants in the notes. This is called “covenant defeasance.” In that event, you would lose the protection of those covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the notes of the same series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, any premium and any other payments on the notes of that series on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due.

If we accomplish covenant defeasance, you can still look to us for repayment of the notes if there were a shortfall in the trust deposit. In fact, if one of the Events of Default occurred (such as our bankruptcy) and the notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Satisfaction and Discharge

The indenture will cease to be of further effect and the trustee, upon our demand and at our expense, will execute appropriate instruments acknowledging the satisfaction and discharge of the indenture upon compliance with certain conditions, including:

•	Our having paid all sums payable by us under the indenture, as and when the same shall be due and payable,

•	Our having delivered to the trustee for cancellation all debt securities theretofore authenticated under the indenture,

•	All debt securities of any series outstanding under the indenture not theretofore delivered to the trustee for cancellation shall have become due and payable or are by their terms to become due and payable within one year and we shall have deposited with the trustee sufficient cash or U.S. government or U.S. government agency notes or bonds that will generate enough cash to pay, at maturity or upon redemption, all such debt securities of any series outstanding under the indenture, or

•	Our having delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that these conditions have been satisfied.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Regarding the Trustee

Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, registrar and DTC custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Payment and Transfer

We will issue the notes only as registered securities, which means that the name of the holder will be entered in a register, which will be kept by the trustee or another agent of ours. We have initially designated the trustee as our paying agent and registrar. We will make principal and interest payments at the principal corporate office of the trustee in the Borough of Manhattan, The City of New York, or by mailing a check to you at the address we have for you in the register.

If you are a holder of certificated notes, you will also be able to transfer or exchange notes at the office referenced above, in accordance with the terms of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. Neither we nor the trustee will impose any service charge for any transfer or exchange of a note; however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of notes.

If the notes are redeemable and we redeem less than all of the notes of a particular series, we may block the transfer or exchange of notes during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of notes selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any note being partially redeemed.

Book-Entry System

Global Notes

We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their United States depositaries, which in turn will hold such interests in customers’ securities accounts in the United States depositaries’ names on the books of DTC.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of Watson, the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We understand that:

•	The DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York banking law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•	DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates.

•	DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.)

•	Access to the DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of beneficial interests in a global note will be shown on, and the transfers of ownership will be effected only through, records maintained by DTC (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners).

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the United States depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the United States depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the United States depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their United States depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered or willing or able to act as a depositary;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that such statements and conclusions, if challenged by the IRS, will be sustained by a court.

This summary is limited to holders who purchase the notes upon their initial issuance at their initial issue price (which will equal the first price at which a substantial amount of notes is sold to the public for cash) and who hold the notes as capital assets. This summary also does not address the effect of the United States federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	S corporations, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. Dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

If a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of a note, the treatment of a partner in the partnership or member in such other entity generally will depend on the status of the partner or member and the activities of the partnership or such other entity. Partnerships or other pass-through entities, and partners in such partnerships or members in such other entities, should consult their tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes.

THIS SUMMARY OF CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “— Consequences to non-U.S. holders” below. “U.S. holder” means a beneficial owner of a note that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of interest on the notes

U.S. holders generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with such U.S. holder’s method of accounting for United States federal income tax purposes.

Additional payments

As described under the headings “Description of Notes — Optional Redemption” and “Description of Notes — Repurchase Upon a Change of Control,” we may be required to pay you amounts in excess of stated interest and principal in certain circumstances. We intend to take the position that the notes should not be treated as contingent payment debt instruments because of these additional payments. This position is based in part on assumptions regarding the possibility, as of the date of issuance of the notes, that such additional amounts will be paid. Assuming such position is respected, you would likely treat any such payments paid to you in connection with a repurchase or redemption as described below in “— Consequences to U.S. holders — Sale, exchange, redemption or other taxable disposition of the notes.” Our position is binding on you, unless you explicitly disclose to the IRS on your tax return for the year during which you acquire the notes that you are taking a different position. However, the IRS may take a contrary position from that described above, which could affect the timing and character of your income on the notes. You should consult your tax advisors regarding the application of the contingent payment debt instrument rules to the notes. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Sale, exchange, redemption or other taxable disposition of the notes

Upon the sale, exchange, redemption or other taxable disposition of a note, you generally will recognize capital gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest not previously included in income, which generally will be taxable as ordinary income) and (ii) your tax basis in the note. Your tax basis in a note generally will equal the cost of the note. Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Backup withholding and information reporting

We are required to furnish to the record holders of the notes, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes.

You may be subject to backup withholding with respect to interest paid on the notes or with respect to proceeds received from a disposition of the notes. Certain holders (including, among others, corporations and certain tax-

exempt organizations) generally are not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to non-U.S. holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

Payments of interest on the notes

You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or you hold your notes through certain foreign intermediaries and you and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business. Except to the extent otherwise provided under an applicable income tax treaty, if you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Additional payments

As described under the headings “Description of Notes — Optional Redemption” and “Description of Notes — Repurchase Upon a Change of Control,” we may be required to pay amounts in excess of stated interest and principal in certain circumstances. We intend to treat any such amounts paid to a non-U.S. holder pursuant to any such repurchase or redemption as additional amounts paid for the notes, subject to the rules described below in “— Consequences to non-U.S. holders — Sale, exchange, redemption or other taxable disposition of the notes.”

Sale, exchange, redemption or other taxable disposition of the notes

Subject to the discussion below regarding backup withholding, any gain realized by you on the sale, exchange, redemption or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met.

If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, then you may also be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. You should consult any applicable income tax treaties that may provide for different rules. In addition, you are urged to consult your tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes.

Backup withholding and information reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under “— Consequences to non-U.S. holders — Payments of interest on the notes.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we will be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Banc of America Securities LLC and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

	Principal Amount of	Principal Amount of
Underwriter	2014 Notes	2019 Notes

Banc of America Securities LLC	$	$
Barclays Capital Inc.
Wells Fargo Securities, LLC

Total	$	$

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $1.4 million and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For instance, an affiliate of Banc of America Securities LLC served as our financial advisor in connection with the Acquisition and certain affiliates of Banc of America Securities LLC and Wells Fargo Securities, LLC are lenders under our credit facility. Wells Fargo Securities, LLC, an affiliate of the trustee, is an underwriter in the transaction.

Selling Restrictions

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any notes which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, once the prospectus has been approved by the competent authority in such Relevant Member State and published in accordance with the Prospectus Directive as implemented in that Relevant Member State, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of notes within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters which constitute the final offering of notes contemplated in this prospectus supplement.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any notes under, the offer of notes contemplated by this prospectus supplement will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Service and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California, and, with respect to matters of Nevada law, by Greenberg Traurig, LLP, Las Vegas, Nevada. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report in our Annual Report on Form 10-K.

The consolidated financial statements of Robin Hood Holdings Limited and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008, are included herein, in reliance upon the report of KPMG, independent auditor and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

As described in the accompanying prospectus under the caption “Incorporation of Certain Information By Reference,” we have incorporated by reference into that prospectus our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 1, 2009 and for the quarter ended June 30, 2009, filed with the SEC on July 31, 2009;

•	Our Current Reports on Form 8-K, filed with the SEC on March 11, 2009, June 19, 2009, July 7, 2009, July 17, 2009, July 28, 2009 and August 17, 2009; and

•	The description of our Common Stock contained on Form 8-A filed with the Commission on August 22, 1997, including any amendment or report filed for the purpose of updating that description.

PROSPECTUS

WATSON PHARMACEUTICALS, INC.

Common Stock
Preferred Stock
Debt Securities

We may offer and sell the securities in any combination from time to time in one or more offerings. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock or our other securities. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Investing in our securities involves risks.  See “Risk Factors” on page 5 of this prospectus, any similar section contained in the applicable prospectus supplement concerning factors you should consider before investing in our securities and in our periodic reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 17, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the U.S. Securities and Exchange Commission, or the “SEC,” as a “well-known seasoned issuer” (as defined in Rule 405 under the Securities Act of 1933, as amended). By using a shelf registration statement, we may sell any amount and combination of our common stock, preferred stock and debt securities from time to time and in one or more offerings. Each time that we sell securities, we will provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement, together with the additional information in this prospectus described under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus, the applicable prospectus supplement and in any term sheet we authorize. We have not authorized any other person to provide you with different information. If any person provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the prospectus supplement is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

When we refer to “Watson,” “we,” “our” and “us” in this prospectus, we mean Watson Pharmaceuticals, Inc. and its consolidated subsidiaries, unless otherwise specified. When we refer to “you,” we mean the holders of the applicable series of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our web site address is http://www.watson.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus or any prospectus supplement.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the terms of the offered securities and related matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as “the Exchange Act” in this prospectus, between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 1, 2009 and for the quarter ended June 30, 2009, filed with the SEC on July 31, 2009;

•	Our Current Reports on Form 8-K, filed with the SEC on March 11, 2009, June 19, 2009, July 7, 2009, July 17, 2009 and July 28, 2009.

•	Exhibits 99.1 and 99.2 attached to the registration statement of which this prospectus is a part.

•	The description of our Common Stock contained on Form 8-A filed with the Commission on August 22, 1997, including any amendment or report filed for the purpose of updating that description.

You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:
Secretary
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 92880
(951) 493-5300

Exhibits to the filings will not be sent unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements made in this prospectus, any accompany prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements. We have based our forward-looking statements on management’s beliefs and assumptions based on information available to our management at the time these statements are made. Such forward-looking statements reflect our current perspective of our business, future performance, existing trends and information as of the date of this filing. These include, but are not limited to, our beliefs about future revenue and expense levels and growth rates, prospects related to our strategic initiatives and business strategies, including the integration of, and synergies associated with, strategic acquisitions, express or implied assumptions about government regulatory action or inaction, anticipated product approvals and launches, business initiatives and product development activities, assessments related to clinical trial results, product performance and competitive environment, and anticipated financial performance. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue,” or “pursue,” or the negative or other variations thereof or comparable terminology, are intended to identify forward-looking statements. The statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We caution the reader that these statements are based on certain assumptions, risks and uncertainties, many of which are beyond our control. In addition, certain important factors may affect our actual operating results and could cause such results to differ materially from those expressed or implied by forward-looking statements. We believe the risks and uncertainties discussed under the section entitled “Risks Related to Our Business,” and other risks and uncertainties detailed herein and from time to time in our SEC filings, may cause our actual results to vary materially than those anticipated in any forward-looking statement.

For a more detailed discussion of these and other risk factors, see Part  I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as well as in Part II, Item IA. “Risk Factors” and Part I, Item 2. “Management Discussion of Financial Condition and Results of Operation” in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009. The forward-looking statements included in this prospectus and any accompanying prospectus supplement and the documents that we incorporate by reference herein and therein are made only as of their respective dates, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

WATSON PHARMACEUTICALS, INC.

We are a specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic (off-patent) and brand pharmaceutical products. Our operations are based predominantly in the United States of America and India, with our key commercial market being the U.S. As of December 31, 2008, we marketed approximately 150 generic pharmaceutical product families and 27 brand pharmaceutical product families through our Generic and Brand Divisions, respectively, and distributed approximately 8,000 stock-keeping units through our Distribution Division.

Watson is a Nevada Corporation. Our principal executive offices are located at 811 Bonnie Circle, Corona, California 92880. Our main telephone number is (951) 493-5300.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus and the applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and any subsequent Quarterly Report on Forms 10-Q or Current Reports on Form 8-K and all other information contained or incorporated by reference in this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. See also “Forward-Looking Statements.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for Watson and its consolidated subsidiaries for the periods indicated.

	Six Months
	Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006(1)	2005	2004

Ratio of Earnings to Fixed Charges	14.4	11.2	11.1	5.3	—	13.5	13.8

(1)	Due to the losses incurred by us for the year ended December 31, 2006 the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $403.4 million to achieve a coverage ratio of 1:1 in the year ended December 31, 2006.

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of calculating the above ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest expense (which includes interest on indebtedness and amortization of debt expense) and the portion of rents that Watson believes to be representative of the interest factor.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement. We may invest funds not required immediately for such purposes in short-term investment grade securities or as set forth in the applicable prospectus supplement.

DESCRIPTION OF SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	common stock;

•	preferred stock; and

•	debt securities.

We will set forth in the applicable prospectus supplement a description of the common stock, preferred stock and debt securities, which may be offered under this prospectus. Any common stock or preferred stock that we offer may include rights to acquire our common stock or preferred stock under any shareholder rights plan then in effect, if applicable under the terms of any such plan. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement and other offering material relating to such offer. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any prospectus supplement before you invest in any of our securities.

PLAN OF DISTRIBUTION

We may sell the securities from time to time:

•	through underwriters or dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in the applicable prospectus supplement.

VALIDITY OF SECURITIES

The validity of the any common stock or preferred stock will be passed upon for us by Greenberg Traurig, LLP, Las Vegas, Nevada, and the validity of any debt securities will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Robin Hood Holdings Limited and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008, are included herein, in reliance upon the report of KPMG, independent auditors and upon the authority of said firm as experts in accounting and auditing.

Watson Pharmaceuticals, Inc.

$     % Notes due 2014

$     % Notes due 2019

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Barclays Capital

Wells Fargo Securities

          , 2009